5/19



03024613

82- SUBMISSIONS FACING SHE

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Chevalier iTech Holdings Limited

*CURRENT ADDRESS: 20/F., Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay, Hong Kong

**FORMER NAME:

**NEW ADDRESS:



PROCESSED
JUL 22 2003
THOMSON FINANCIAL

FILE NO. 82- 4201 FISCAL YEAR 3/31/98

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: NM

DATE : 7/15/03

其士

其士（商業系統）國際有限公司
（於百慕達註冊成立之有限公司）

CHEVALIER (OA) INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

OA

財務概要

(所列帳項均為港幣)

下列為本集團截至一九九八年三月三十一日止過往五年之總資產、總負債、股本及業績概況。

	1994	1995	1996	1997	**1998**
財政項目 *(百萬元)*					
總資產	654	631	486	627	**603**
總負債	367	319	221	313	**195**
股本 (發行股數 — 百萬)	639	643	676	692	**828**
股東權益	287	312	265	314	**408**
營業額	1,006	1,173	1,184	1,298	**1,385**
股東應佔溢利/(虧損)	(9)	51	64	81	**45**
每股計算 *(仙)*					
盈利/(虧損)*	(1.4)	8.0	9.7	12.2	**5.9**
股息	–	–	4.5	5.0	**4.0**
資產淨值(按帳面值)	45	48	39	45	**49**

* *每股盈利/(虧損)乃根據集團該年度股東應佔溢利/(虧損)及按該年度已發行股份之加權平均股數計算。*

營業額


百萬港元
1,006
1,184
1,385
1994
1996
1998

股東應佔溢利/(虧損)


百萬港元
81
64
51
45
9
1994
1995
1996
1997
1998

股東權益


百萬港元
408
287
312
265
314
1994
1995
1996
1997
1998

執行董事

周亦卿 *(主席)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure,
Gold Rays with Rosette (Jpn)
馮伯坤 *(董事總經理)*
郭海生
馮和順
簡嘉翰
周莉莉

非執行董事

趙世彭 J.P., D.C.L., D.Sc., B.Sc.
袁天凡
湯學義
黃烈初

秘書

簡嘉翰

核數師

德勤•關黃陳方會計師行
香港執業會計師
香港中環干諾道中一一一號
永安中心二十六樓

主要往來銀行

美國大通銀行
香港上海滙豐銀行
上海商業銀行
渣打銀行
住友銀行

律師

齊伯禮律師行
顏施甘百慕達律師行

註冊辦事處

Cedar House, 41 Cedar Avenue,
Hamiltion, HM12, Bermuda

主要營業地點

香港九龍灣
宏開道八號
其士商業中心二十二樓

主要股份過戶登記處

Butterfield Corporate Services Limited
Rosebank Centre, 14 Bermudiana Road,
Pembroke, Bermuda

香港股份過戶登記分處及過戶代理

標準證券登記有限公司
香港灣仔皇后大道東一八三號
合和中心四十四樓四四零一室

網址

http://www.chevalier.com

業績

本人欣然呈報本集團截至一九九八年三月三十一日止年度營業額為港幣十三億八千五百萬元，與往年港幣十二億九千八百萬元比較，上升百份之七。然而，股東應佔溢利由港幣八千一百萬元減至港幣四千五百萬元，下降百份之四十四。每股盈利由去年港幣十二點二仙跌至港幣五點九仙。



周亦卿博士 O.B.E., Off. Crown (B), Officier de l'Ordre National du Mérite (F), The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)

股息

董事會擬派發末期股息每股港幣三仙（一九九六／九七年：港幣三仙）；連同已派發之中期股息每股港幣一仙（一九九六／九七年：港幣二仙）；共派發股息每股港幣四仙（一九九六／九七年：港幣五仙）。

股份配售及認購

於一九九七年七月三十一日，其士國際集團有限公司（「其士國際」）、中國光大科技有限公司（「光大科技」）及本公司訂立一項配售及認購協議，根據該協議(i)其士國際同意出售及光大科技同意購入82,780,000股本公司股份，每股作價港幣0.658元，及(ii)本公司同意以相同股價發行135,626,666股本公司之新股份予其士國際。在一九九七年九月二十九日完成交易後，本公司共收到約港幣九千萬元。


pc-land
其士電腦天地
Internet
其士電腦天地
pc-land
Keeping in touch with the world at Minimum Cost

其士（國際資訊網絡）有限公司網址

業務回顧

本集團在東南亞之業務受到亞洲金融風暴嚴重影響。然而，回顧本財政年度，電訊部門之業績則有強勁之增長。

隨着個人通訊網絡牌照商以優惠價格爭奪市場佔有率之策略，整體流動電話市場迅速增長，使本集團屬下二十二間

業務回顧(續)

其士店及十五間特許經營店有極佳的表現，營業額及溢利分別錄得百份之五十八及百份之一百三十六之增長。由於流動電話用戶數目上升及電訊市場蓬勃，本集團正尋求合適的地點擴展現有網絡。財政年度後，多間特許經營店將在不久將來開業。


Chevalier Shop
30%
免息分期
供款計劃
$2,760
位於尖沙咀東部的其士店


其士店及特許經營店銷售的時款流動電話

根據業內統計，傳訊用戶數目正持續下降。故此，本集團傳訊部門亦轉移以公司客戶為主及運用成本控制策略。藉此，在年度內仍維持收益。


其士國際
其士傳訊經銷的金融先鋒中文股票傳呼機

為配合對高科技電腦產品的需求，本集團在本港及海外市場推出多款具備多媒體及通訊功能的東芝牌筆記簿型電腦。年內，電腦部門之營業額錄得穩健的增長。


Libretto
Tecra 780DVD
由本集團代理的東芝牌筆記簿型電腦

業務回顧（續）


Chevalier Shop
在泰國開設的其士店

為加強與顧客間關係及售後服務，繼去年在深圳及上海開設辦事處後，本集團在本年內亦於北京及廣州開設了兩間售後服務辦事處。

去年，本集團的泰國業務嚴重地受到泰幣貶值及當地經濟放緩影響，預期泰國業務將在來年仍會低沉。本集團已使用了成本控制策略及將會密切注視亞洲區投資環境的發展。













由其士供應的各種辦公室自動化產品

財務評述

過往一年，本集團營運資金主要由集團提供。本集團亦視乎營運資金需要而作出透支及貿易融資安排。本集團利用各種財務技巧及工具包括遠期合約及期權作現金、外滙及利率風險之管理，但並不作投機性的外滙及衍生產品交易。

財務評述(續)

截至一九九八年三月三十一日，集團總信貸額為港幣二億四千一百萬元，而未提取餘額為港幣二億一千五百萬元。

於一九九八年三月三十一日，本集團可運用之現金高達港幣二億八百萬元。豐厚之現金儲備可為本集團未來擴展提供穩健之基礎。

展望

自去年七月發生金融風暴後，大部份亞洲區國家的經濟皆受到高利息、高失業率及負本地生產總值所困擾。為推動本港經濟，香港特別行政區政府推行了一連串措施，以重建公眾信心。

根據香港特別行政區首長的一九九七年施政報告，政府承諾全面統籌資訊科技發展，並訂定五年資訊科技教育政策，以提高資訊科技在教育及學習過程中的運用。在這些情況下，預期對電腦有關產品及服務的需求將有所增加，故此，本集團預期藉以具競爭力之價格在市場推出有關服務而受惠。

近年，本集團積極開發中國市場，推介高級辦工室自動化產品及優質服務。然而，事實上中國市場的競爭愈趨激烈，加上需求下降，管理層將不時謹慎地留意情況。

雖然香港市場的前景並不令人鼓舞，但自去年股份配售及來自電訊部門的流動資金，本集團的財政狀況仍然良好及穩健。董事會相信金融風暴的發生可視作新的投資良機，並將密切注意區內的發展。

本人謹藉此機會對各董事與全體員工在過去一年的忠誠與貢獻深表謝意。

主席
周亦卿

香港，一九九八年七月二十八日

主要物業表

本集團之主要物業細列如下：

地點	用途	大約樓面面積 *平方呎*	契約年期	集團所佔權益 *百份率*
泰國				
No. 540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis (位於泰國曼谷市之商業大廈)	寫字樓及陳列室	21,300	永久業權	100
中華人民共和國				
廣州東山廣場 十八樓一八零四、五、六及七室	寫字樓	7,200	中期	100
廣州名雅苑 十五樓一號室	員工宿舍	1,400	長期	100
上海金麗廣場 十八樓B及F室	員工宿舍	1,800	長期	100
香港				
九龍長沙灣道八三三號 億利工業中心三樓五號室	維修站	1,660	中期	100
灣仔駱克道八八號二十三樓	寫字樓	2,010	中期	100

董事會現謹將本公司及本集團截至一九九八年三月三十一日止年度報告書及經審核之帳目提呈列位股東省覽。

主要業務

本公司之主要業務為投資控股，而其附屬公司之主要業務為供應、安裝及保養電腦設備、辦公室設備、電訊系統及提供傳訊服務。

本集團主要業務之營業額及其對本集團之貢獻細列如下：

(甲)以業務分類

	營業額 *港幣千元*	對除税前經營溢利之貢獻 *港幣千元*
電腦設備	413,025	11,220
辦公室設備	233,802	6,762
電訊系統及服務	567,115	42,315
技術及保養服務	73,645	16,430
其他	97,228	15,841
	1,384,815	92,568
減：經營費用		5,732
		86,836

(乙)以地區分類

	營業額 *港幣千元*
香港	1,077,855
中華人民共和國	172,035
泰國	123,615
新加坡	11,310
	1,384,815

業績及股息

本集團於截至一九九八年三月三十一日止年度之業績載於第20頁之綜合損益計算表內。中期股息每股港幣一仙已於一九九八年一月二十一日以現金支付。董事會現建議派發末期股息每股港幣三仙。

股本

股本之變動載於財務報告附註第(15)項內。

認購股權計劃

有關本公司之認購股權計劃及於年內已被行使之認購股權之詳情載於財務報告附註第(15)項內。

儲備

儲備之變動載於財務報告附註第(16)項內。

固定資產

固定資產之變動載於財務報告附註第(9)項內。

財務概要

本集團之財務概要載於第2頁。

主要客戶及供應商

年度內，本集團之前五大供應商共佔本集團採購百份之八十八，然而本集團之前五大客戶共佔本集團之銷售額不足百份之三十。最大供應商及最大客戶分別佔本集團進貨額及銷售額百份之四十四及百份之四。本公司各董事及其聯繫人士或任何股東(即董事會所知，其擁有本公司已發行股本百份之五或以上)並無在該五大供應商或五大客戶佔有任何權益。

物業

本集團之主要物業資料載於第8頁。

慈善捐款

年度內本集團之慈善及其他用途捐款共約港幣八十萬一千元(一九九七年：港幣二十七萬七千元)。

貸款及化作成本之利息

一年內或隨時需應償還之銀行貸款及其他借款已列為流動負債。本年內並無利息化作成本。

附屬公司

有關本公司各主要附屬公司之資料載於第42頁。

聯營公司

有關本公司聯營公司之資料載於財務報告附註第(11)項。

優先承讓權

本公司細則並無優先承讓權條款，雖然根據本公司之註冊地百慕達之法例，對此並無作出任何限制。

購入、出售或贖回證券

於本年內，本公司或其任何附屬公司並無購入、出售或贖回本公司之任何證券。

董事

年內在任董事如下：

執行董事

周亦卿博士 *(主席)*
馮伯坤先生 *(董事總經理)*
郭海生先生
馮和順先生
簡嘉翰先生
周莉莉小姐

非執行董事

趙世彭博士
袁天凡先生
湯學義先生 *(於一九九七年九月二十九日獲委任)*
黃烈初先生 *(於一九九七年九月二十九日獲委任)*

根據公司細則，湯學義先生及黃烈初先生於即將召開之股東週年大會上告退，均願膺選連任。各非執行董事之告退規定與其他各執行董事相同。

董事於合約內之利益

周亦卿博士、馮伯坤先生、郭海生先生、馮和順先生、簡嘉翰先生及趙世彭博士在若干合約中獲得利益，概因彼等乃其士國際及／或其士發展國際有限公司(「其士發展」)之董事及／或股東。有關詳情載於下段「關連交易」。

除上文所述以外，本公司或其控股公司、附屬公司或同母系附屬公司於本年度底或年度內任何時間，並無簽訂任何可使董事獲得重大利益之合約。

關連交易

香港聯合交易所有限公司(「聯交所」)已同意豁免本公司有關之關連交易需嚴格遵守聯交所證券上市規則(「上市規則」)第十四章之要求。有關其士發展的附屬公司(「其士發展集團」)以市值租金將部份物業租予本公司及／或其附屬公司的租賃的關連交易將會延續下去。

根據該項豁免，本公司無需以報章通告及／或通函披露該等關連交易之詳情，亦無需取得獨立股東對該等交易之預先批准。該等由本公司若干附屬公司以一般及日常業務簽訂的關連交易詳情如下：

業主(其士發展之全資附屬公司)	物業(用途)	年度租金 *港元*
萬珠發展有限公司	其士商業中心部份(寫字樓)	4,052,000
威方發展有限公司	其士貨倉大廈部份(貨倉)	249,000
拔創有限公司	其士工程服務中心部份 (寫字樓／貨倉)	9,816,000
富特發展有限公司	富瑤小築 (渡假屋)	126,000

年度內，支付予其士發展集團之租金約為港幣14,243,000元。

本公司非執行董事認為，截至一九九八年三月三十一日止年度內，本公司達成上述之交易為：

(i) 本集團一般及日常業務；
(ii) 以一般商業條款進行或非較獨立第三者可獲之條款優厚者；
(iii) 對本公司之股東而言均為公平及合理；及
(iv) 在有關豁免書內所述之有關金額。

董事股份及認購股權之權益

截至一九九八年三月三十一日，各董事於本公司及其聯營公司(按證券(公開權益)條例(「公開權益條例」)之定義詮譯)之股本及認購股權中所擁有之權益已根據上市公司董事進行證券交易之標準守則之規定知會本公司及聯交所，或遵照公開權益條例第二十九條之規定載於登記冊內之權益如下：

(甲)本公司權益

(i) 股份

董事	普通股股份數目		
	個人權益	公司權益	總數
周亦卿	32,000,000	497,754,666*	529,754,666
馮伯坤	2,600,000	–	2,600,000
郭海生	5,000,000	–	5,000,000
馮和順	300,000	–	300,000
簡嘉翰	100,000	–	100,000

* *周亦卿博士已知會本公司，有關周博士在其士國際擁有控制性權益，而該公司實益擁有本公司股份497,754,666，故根據公開權益條例第八條，被視為擁有該等股份之實益權益，而周博士實益擁有其士國際股份473,944,881股，佔其士國際發行股份約百份之四十六點二十五。該等權益乃重複於其士國際之權益內，請參閱下段「主要股東」。*

(ii) 認購股權

董事	授出日期	行使認購股權之期限	就認購股權支付之代價	行使認購股權時須支付之每股價格	年內已行使認購股權認購股份之數目	尚未行使認購股權可認購股份之數目
			港元	*港元*		
周亦卿	4/2/1998	3/9/1998–2/9/2001	1	0.3376	–	14,000,000
馮伯坤	4/2/1998	3/9/1998–2/9/2001	1	0.3376	–	13,300,000
郭海生	4/2/1998	3/9/1998–2/9/2001	1	0.3376	–	11,300,000
馮和順	4/2/1998	3/9/1998–2/9/2001	1	0.3376	–	2,300,000
簡嘉翰	4/2/1998	4/9/1998–3/9/2001	1	0.3376	–	2,300,000
周莉莉	28/1/1995	28/8/1995–27/8/1998	1	0.4000	–	1,000,000
	4/2/1998	4/9/1998–3/9/2001	1	0.3376	–	5,000,000

認購股權資料載於財務報告附註(15)(b)項內。

董事股份及認購股權之權益（續）

(乙)聯營公司權益

(i) 股份

董事	聯營公司	普通股股份數目 個人權益	公司權益	總數
周亦卿	其士國際	473,944,881	–	473,944,881
	其士發展	44,583,816	235,229,813*	279,813,629
	其士新加坡控股有限公司（「其士新加坡」）	4,375,000	80,000,000*	84,375,000
	其士建築集團有限公司（「其士建築」）	41,036,489	85,377,444*	126,413,933
馮伯坤	其士國際	416,694	–	416,694
	其士發展	316,000	–	316,000
	其士建築	77,000	–	77,000
郭海生	其士國際	471,518	–	471,518
	其士發展	1,000,950	–	1,000,950
	其士建築	1,326,437	–	1,326,437
馮和順	其士發展	984,000	–	984,000
	其士建築	295,600	–	295,600
簡嘉翰	其士國際	145,200	–	145,200
趙世彭	其士發展	20,000	–	20,000
	其士建築	9,000	–	9,000

* *周亦卿博士實益擁有其士國際股份473,944,881，佔其士國際已發行股份約百份之四十六點二五，而其士國際持有其士發展股份235,229,813股、其士新加坡股份80,000,000股及其士建築股份85,377,444股。根據公開權益條例第八條，周博士被視為擁有該等股份之權益，並已知會本公司。*

董事股份及認購股權之權益(續)

(乙)聯營公司權益(續)

(ii) 認購股權

董事	聯營公司	授出日期	行使認購股權之期限	就認購股權支付之代價	行使認購股權時須支付之每股價格	年內已行使認購股權認購股份之數目	尚未行使認購股權可認購股份之數目
				港元	*港元*		
周亦卿	其士國際	4/2/1998	3/9/1998–2/9/2001	1	0.5376	—	18,000,000
	其士建築	4/2/1998	3/9/1998–2/9/2001	1	0.3248	—	4,400,000
馮伯坤	其士國際	4/2/1998	3/9/1998–2/9/2001	1	0.5376	—	8,000,000
郭海生	其士國際	4/2/1998	3/9/1998–2/9/2001	1	0.5376	—	10,000,000
	其士建築	4/2/1998	3/9/1998–2/9/2001	1	0.3248	—	4,000,000
馮和順	其士國際	4/2/1998	3/9/1998–2/9/2001	1	0.5376	—	2,200,000
簡嘉翰	其士國際	4/2/1998	4/9/1998–3/9/2001	1	0.5376	—	2,200,000

除上述外，截至一九九八年三月三十一日，根據公開權益條例第二十八條或第三十一條或附表第一部之規定，本公司董事及其配偶或其未滿十八歲之子女在本公司或其任何聯營公司中之證券並無任何權益(按公開權益條例之定義)。

董事服務合約

並無任何於即將召開之股東週年大會膺選連任的董事與本公司簽訂不可在一年內不作補償(除法定賠償外)而可予以終止之服務合約。

管理服務合約

年內並無簽署有關管理及經營本公司或其任何附屬公司全部或大部份業務之主要合約。

董事簡介

執行董事

周亦卿博士，主席，現年六十三歲，彼為其士集團之創辦人，其士國際之主席兼董事總經理、其士發展、其士建築及其士新加坡之主席。彼亦為萬順昌集團有限公司及中國聯合銀行之非執行董事。他於一九九一年獲英女皇授勳O.B.E.勳銜，於一九九三年獲比利時國王頒授Officer in the Order of the Crown勳銜，於一九九六年獲法國政府頒授Officier de l'Ordre National du Mérite勳銜及於一九九八年獲日本天皇頒授The Order of the Sacred Treasure, Gold Rays with Rosette勳銜。周博士被委任為上海市政協委員及中華人民共和國香港特別行政區第一屆推選委員會之委員。另外，周博士於一九九五年獲香港理工大學頒授榮譽工商管理博士學位，並於一九九七年獲香港大學頒授榮譽法學博士學位。

馮伯坤先生，董事總經理，現年四十七歲，於一九七四年加入其士集團，彼為其士國際、其士發展及其士新加坡之董事。馮先生負責本集團供應及安裝電腦系統、辦公室設備及提供電訊系統等業務之策略性籌劃及管理。彼亦積極參與其士集團物業投資與項目發展運作、環境保護工程及北美之汽車業務。馮先生獲香港管理專業協會頒發管理學文憑。

郭海生先生，董事，現年四十八歲，於一九七二年加入其士集團，彼為其士國際之副董事總經理、其士發展之董事總經理、其士建築之副主席及其士新加坡之董事。彼亦為香港電梯業協會主席及國際電梯工程師協會香港—中國分會副主席，並為香港註冊升降機及自動梯工程師；彼更被委任為廣州市政協委員。郭先生對業務策略發展擁有豐富經驗，負責其士集團升降機及自動梯、樓宇建築、建築材料及供應、機電服務、土木工程、物業發展及投資項目等業務。

馮和順先生，董事，現年五十歲，於一九七零年加入其士集團，彼為其士國際及其士發展之董事。馮先生參與本集團業務發展，並負責管理其士集團保險服務、財務及借貸業務之日常運作。

董事簡介（續）

執行董事（續）

簡嘉翰先生，董事及公司秘書，現年四十七歲，於一九八六年加入其士集團，彼為其士國際之董事及公司秘書、其士發展及其士建築之公司秘書。彼亦為冠華國際控股有限公司之非執行董事。簡先生負責管理其士集團會計及庫務、企業財務、公司秘書及電子數據處理等事務。他獲香港大學頒發理學學士學位，亦為英國特許公認會計師公會資深會員及香港會計師公會會員。

周莉莉小姐，董事，現年三十五歲，於一九九零年加入本集團，負責本集團業務策略發展，並管理本集團傳訊部門日常運作。周小姐獲加拿大卑詩省大學學士學位。彼為周亦卿博士之千金。

非執行董事

趙世彭博士J.P., D.C.L., D.Sc., B.Sc.，現年六十四歲，於一九九四年加入董事會。他亦為華光航業控股有限公司之總裁及中國光大控股有限公司之非執行董事。

袁天凡先生，現年四十六歲，於一九九四年加入董事會。袁先生為盈科拓展集團之副主席及香港多家上市公司之非執行董事。

湯學義先生，現年四十九歲，於一九九七年加入董事會。彼持有中國武漢大學美國加拿大經濟研究所經濟學博士銜。湯先生在金融、證券及投資、公司管理及資訊科技項目方面擁有逾十六年經驗。彼為光大科技有限公司董事。

黃烈初先生，現年四十歲，於一九九七年加入董事會。彼持有加拿大多倫多大學文學學士銜，主修商業及經濟，並持有香港中文大學工商管理學碩士銜。彼在企業財務、投資及商業管理方面擁有逾十七年經驗。

退休金計劃

本公司及其若干香港附屬公司為合資格僱員提供界定供款計劃 — 其士集團僱員公積金計劃。本公司若干海外附屬公司之僱員在當地政府中央退休金計劃中注入供款。這些計劃乃由僱主及僱員兩者，分別以僱員薪金百份之五至百份之二十比率注入供款。在本年度中，按界定供款計劃之沒收供款條文，已有港幣七十八萬六千元用作減低供款水平。本集團在本年度中，在該計劃內之總供款為港幣七百五十萬元，並已在損益計算表扣除。於年度結算日並無可用以抵減僱主供款之已沒收供款。

主要股東

於一九九八年三月三十一日，除本公司董事在上文所披露之權益外，根據載錄在公開權益條例第十六(一)條規定設置之登記冊內，本公司之主要股東如下：

名稱	普通股股份數目
其士國際	497,754,666*
Cokin Limited	165,868,000*
光大科技	165,868,000*

* *其士國際與光大科技分別持有百份之五十點一及四十九點九權益的Cokin Limited實益持有497,754,666股本公司股份中的165,868,000股。*

除上文披露者外，就各董事所知，概無任何人士為登記股東或享有任何權益或有權認購超過或相等於本公司發行股份百份之十。

購買股份或債券之安排

除本公司採納之認購股權計劃及授予董事之認購股權計劃外，於本年度任何時間內，本公司或其控股公司、附屬公司或同母系附屬公司並無參與任何安排，使本公司董事透過購買本公司或其他公司之股份或債券而獲得利益。

最佳應用守則

除非執行董事之委任並無特定期限，董事會認為本公司於本年度內均遵守聯交所上市規則附錄十四所載之最佳應用守則之指引。然而，按照本公司之公司細則，非執行董事須於每次之股東週年大會上輪值告退及膺選連任。

核數師

本年度之財務報告經由德勤•關黃陳方會計師行審核完竣，依章告退，惟願意受聘續任。

承董事會命

主席
周亦卿

香港，一九九八年七月二十八日

Deloitte Touche Tohmatsu



德勤・關黃陳方會計師行

執業會計師
香港中環干諾道中111號
永安中心26樓

致 CHEVALIER (OA) INTERNATIONAL LIMITED
*(在百慕達註冊成立為有限公司)*股東

本核數師已將刊於第20頁至第42頁內根據香港公認之會計原則編製之財務報表審核完竣。

貴公司董事及核數師之責任

貴公司董事有責任編製能顯示真實而公正意見之財務報表。在編製此等財務報表時，董事必須貫徹地採用合適之會計政策。

本核數師之責任是根據審核工作之結果對該等財務報表作出獨立意見，並將此意見向股東呈報。

核數師意見之依據

本核數師乃根據香港會計師公會所頒佈之審計準則完成是次審核工作。審核工作包括以抽樣調查方式審查與財務報表內所載各數額及披露事項有關之憑證。並包括評估董事於編製該等財務報表時作出之各重大估計及判斷，及衡量究竟其所釐定之會計政策是否適合　貴公司及集團之情況，貫徹地被沿用及充份地予以披露。

本核數師計劃及進行審核工作，均以取得認為必需之資料及解釋為目標，以便能為本核數師提供充份之憑證，就該等財務報表是否存有重要之錯誤陳述，作合理之確定。於作出核數意見時，本核數師並衡量該等財務報表內所載之資料在整體上是否足夠，本核數師相信所作之核數工作已為核數意見建立合理之基礎。

核數師意見

本核數師認為上述財務報表足以真實而公正地顯示　貴公司及集團於一九九八年三月三十一日結算時之財務狀況及截至該日止年度集團之溢利及現金流動情況，並根據香港公司條例之披露規定適當編製。

德勤 • 關黃陳方會計師行
執業會計師

香港，一九九八年七月二十八日

綜合損益計算表

截至一九九八年三月三十一日止年度

	附註	1998 港幣千元	1997 港幣千元
營業額	(2)	**1,384,815**	1,298,282
特殊項目前經營溢利	(3)	**86,836**	98,464
特殊項目	(4)	**(30,983)**	(738)
		55,853	97,726
所佔聯營公司業績		**1,944**	1,322
除税前溢利		**57,797**	99,048
税項	(5)	**12,579**	17,888
股東應佔溢利	(6)	**45,218**	81,160
股息	(7)	**33,147**	34,637
本年度保留溢利		**12,071**	46,523
本年度保留溢利			
本公司及附屬公司		**11,230**	45,761
聯營公司		**841**	762
		12,071	46,523
每股盈利	(8)	**5.9仙**	12.2仙

綜合資產負債表

一九九八年三月三十一日結算

	附註	1998 港幣千元	1997 港幣千元
固定資產	(9)	**64,728**	63,302
所佔聯營公司權益	(11)	**7,753**	6,912
流動資產	(12)	**530,969**	556,468
資產總額		**603,450**	626,682
減：			
流動負債	(13)	**193,728**	312,199
遞延税項	(14)	**1,095**	—
少數股東權益		**216**	324
負債總額		**195,039**	312,523
資產淨值總額		**408,411**	314,159
資金來源：			
股本	(15)	**82,822**	69,187
儲備	(16)	**325,589**	244,972
股東權益淨值總額		**408,411**	314,159

本財務報告之20頁至42頁於一九九八年七月二十八日經董事會通過並由以下董事代表簽署：

馮伯坤　　　　郭海生
董事　　　　*董事*

資產負債表

一九九八年三月三十一日結算

	附註	1998 港幣千元	1997 港幣千元
所佔附屬公司權益	(10)	**209,821**	175,537
流動資產	(12)	**131,215**	69,276
資產總額		**341,036**	244,813
減：			
流動負債	(13)	**28,700**	26,142
資產淨值總額		**312,336**	218,671
資金來源：			
股本	(15)	**82,822**	69,187
儲備	(16)	**229,514**	149,484
股東權益淨值總額		**312,336**	218,671

馮伯坤
董事

郭海生
董事

綜合現金流動表

截至一九九八年三月三十一日止年度

	附註	1998 *港幣千元*	1997 *港幣千元*
經營業務之現金注入淨額	(17)	**101,872**	100,464
投資回報及融資費用			
已收利息		**8,682**	5,542
已付利息		**(837)**	(975)
收取聯營公司之股息		**809**	342
其他投資股息收入		**122**	4
已付股息		**(28,939)**	(30,552)
投資回報及融資費用之現金支出淨值		**(20,163)**	(25,639)
税項			
已繳付利得税		**(18,018)**	(13,280)
投資業務			
購入固定資產		**(30,815)**	(27,276)
出售固定資產		**502**	306
購入一間聯營公司		**–**	(6,150)
購入有價證券		**(74,941)**	(21,137)
購入無牌價證券		**–**	(5,000)
出售有價證券		**73,628**	5,332
出售無牌價證券		**5,000**	–
購入附屬公司的權益		**–**	(20)
贖回作為銀行貸款抵押的銀行存款		**–**	500
投資業務之現金支出淨額		**(26,626)**	(53,445)
融資前之現金注入淨額		**37,065**	8,100
融資	(18)		
附屬公司少數股東投入之資金		**–**	10,549
償還銀行貸款之淨額		**–**	(27,448)
發行新股		**89,482**	6,144
發行新股費用		**(610)**	–
(償還)/增加應付最終控股公司款項		**(372)**	895
融資注入/(支出)之現金淨額		**88,500**	(9,860)
現金及等同現金項目增加/(減少)		**125,565**	(1,760)
於年初之現金及等同現金項目		**85,162**	87,086
滙兑調整		**(2,786)**	(164)
於年終之現金及等同現金項目	(19)	**207,941**	85,162

1 主要會計政策

以下為本集團所採納以編製本財務報告及符合香港普遍接納會計原則之主要會計政策。

(a) **帳項綜合基礎**

綜合財務報告包括本公司及其附屬公司截止每年三月三十一日之帳項並連同本集團擁有於聯營公司之權益，其表達基準均已詳列於財務報告附註(1)(c)內。

期內收購或出售附屬公司及聯營公司自其有效收購日起計算或售出日止之業績已包括於本集團之綜合損益表內。

(b) **附屬公司**

附屬公司為本集團直接或間接持有其發行股本權益逾百份之五十，或控制過半數之投票權或控制董事局的組成之公司。該等投資在本公司帳目上均按成本值及在適當情況下扣除因永久性之減值而作出之撥備。

(c) **聯營公司**

聯營公司乃指本集團擁有除附屬公司外超過百份之二十權益之長期投資，並可由本集團有效地影響其行政及決策，包括參與商業和財政上的決定。

綜合損益表包括本集團在聯營公司所佔本年度自收購日起計算之業績。於綜合資產負債表中，在聯營公司之投資是按本集團應佔其資產淨值而列於帳內。

關於聯營公司之業績，本公司只計算年內由聯營公司所收到及應收之股息於帳內。而在聯營公司之投資則以成本值減除任何因永久性之減值而提減之準備後計入本公司之資產負債表內。

1 主要會計政策(續)

(d) 固定資產及攤銷折舊

(i) 持作固定資產之物業

投資物業乃發展已完成之物業，並因具有投資價值而持有，而有關租金收入是按正常非關連基礎而訂定。該類物業乃按公開市值最少每三年由獨立測計師對其作出重估，而期間則由董事經諮詢具認可資格人士對其作出重估。估值之增加或減少乃轉入投資物業重估儲備帳，但若該儲備的總額不足以彌補虧絀，則不足之數於損益表內撇除。於重估物業出售時，有關投資物業重估之增值則轉入損益計算表內。

尚餘年期超過二十年的投資物業毋須按期計提折舊費用，但若租約的尚餘年期只有二十年或不足二十年，則須以當時的帳面值於租約尚餘年期內作出折舊撥備。

持作固定資產的自用物業乃按重估值入帳，即重估日之公開市值減去期後之累積折舊。該類物業於帳面值與其公平市值有重大差異時，由獨立測計師或董事按公開市值作出重估。重估之增值乃轉入重估儲備，但若此增值屬撥回曾從損益表中為相同資產扣除的虧絀之數額，則確認為收入。重估時產生的帳面淨值減少數額如超過重估資產的重估儲備結餘，該超出部份乃在損益表中扣除。於重估物業出售時，有關投資物業重估之增值則轉入保留溢利。

永久業權之土地不予攤銷，租賃土地乃按其餘下之年期攤銷。樓宇之成本乃按直線攤銷法就其估計為二十年至五十年的使用年期或其餘下之有關租賃年期，二者較短者作出折舊撥備。

1 主要會計政策(續)

(d) 固定資產及攤銷折舊(續)

(ii) 其他固定資產

其他固定資產乃按成本值減去累積折舊列於帳內。資產成本是由購入價和任何直接使資產到達預期使用之地點和工作狀態之費用組成。資產使用後所產生之費用例如維修和保養及檢修成本通常都會在其產生時在損益表內扣除。當某費用能清楚顯示其能令該資產增加其將來之經濟效益，該費用將會被資本化作為該固定資產之附加成本。

持作租賃用途的資產折舊乃就其成本按其租賃年期或每年百份之二十兩者之較短期作出撥備。

其他固定資產之折舊則按成本值及已考慮其估計的剩餘價值，按其估計使用年期以餘額遞減法按下列比率每年撥備：

	購入時額外折舊	每年折舊
電腦設備	20%	40%
其他	20%	20%

當固定資產之帳面值低於其可收回值時，所載帳面值乃減值至其可收回值。於釐定固定資產的可收回值時，並非按預期未來現金流量之現值計算。

當資產售出或不再使用後，其成本及累積折舊會在財務報告中刪除。出售或不再使用之資產淨利潤或虧損乃由其帳面值與出售所得之差額釐定，並計算在損益表內。

(e) 待售物業

待售物業乃按成本或出售淨值二者之較低值入帳。成本包括購入成本及其他直接費用。出售淨值為董事根據現行市場情況作出之估值。

1 主要會計政策(續)

(f) 存貨及施工中工程

存貨指製成品，乃按成本或出售淨值二者之較低值入帳。成本乃按加權平均法計算，出售淨值乃按可預測之售價扣除銷售費用計算。長期施工中工程是按成本加可歸屬利潤減可預見虧損及已收到和應收到的進度付款入帳。短期施工中工程乃按成本減預見虧損準備列於帳中。成本包括物料成本、直接工資、判工費及其他可歸屬費用。

長期施工中工程合約當已進展至可穩健地預計其結果時，其可歸屬利潤乃按工作進度入帳。若預計合約會出現虧損，有關虧損獲得確認時全數作出撥備。

(g) 有價證券

待售有價證券乃按成本或市值二者較低值入帳。

(h) 商譽

商譽乃指收購附屬公司及聯營公司時，收購價大於其在收購日之公平價值(以資產淨值作基準)之差額，立刻在資本儲備帳中撇除，如有不足之數，則在保留溢利中撇除。收購折讓乃指在收購日之公平價值(以資產淨值作基準)大於收購價之差額，於收購當年撥入儲備帳中。

(i) 收益之計算

銷售貨品之收益乃於貨品送出後或貨品擁有權轉予客戶後入帳。收益已減除所有銷售退回及折扣。

提供服務之收益乃於提供服務完畢時入帳。預發票據收入乃包括於遞延收益中。

短期合約之收益須俟合約完成後方予入帳，長期合約則按完成進度入帳。

股息收益須俟本集團接受付款之權利被確認時方予以入帳。

利息收益乃按時間比例入帳，並根據本金及有關之利率計算。

① 主要會計政策（續）

(i) 收益之計算（續）

出售有價證券之收益乃於交易完畢時入帳。

營業性租賃的租金及其他收益乃按權責發生制根據其租賃年期入帳。

出售物業收入乃於銷售完成及擁有權轉予買方後入帳。

(j) 營業性租賃

有關租賃合約所涉及資產之擁有權，因其所產生之主要報酬及風險由出租者所持有及承擔者，此類租賃合約乃歸納於營業性租賃項目。集團租賃資產之費用及出租予客戶之租賃收益，乃以個別租賃期以平均分攤方法列入損益表內。

(k) 外幣換算

本公司及其附屬公司與聯營公司，除於海外經營者外，會計記錄均以港幣記帳。本年度內外幣交易是按交易當日之實際滙率兑換為港元。資產負債表結算日之外幣流動資產及負債概按結算日滙率申算為港元。所有外滙盈虧均於損益帳內結算。

綜合報告時，海外附屬公司之財務報告乃按結算日滙率申算為港元，而所產生之滙率損益均轉入外滙兑換浮動儲備帳。

(l) 税項

税項乃根據當年業績，並對非課税項目及不獲税務寬減項目作出調整而計算。時差指在税務上計算的若干收支項目報税的期間與該等項目列入財務報表的期間不同而產生的差異。因時差影響而產生之税項，按負債法計算，乃按頗有可能產生負債或資產的部份入帳，並列於財務報表中。

財務報告附註

截至一九九八年三月三十一日止年度

2 營業額

	1998 港幣千元	1997 港幣千元
營業額為下列之收入總數：－		
銷售電腦及辦公室設備	**644,861**	672,449
電訊及傳呼服務	**567,115**	516,469
技術與保養服務	**73,645**	75,504
出售物業	**13,600**	17,999
銀行存款	**8,728**	4,930
租賃設備	**1,966**	5,165
租賃物業	**638**	430
投資及出售有價證券	**74,262**	5,336
	1,384,815	1,298,282

3 特殊項目前經營溢利

	1998 港幣千元	1997 港幣千元
經營溢利已扣除下列各項目：		
應於五年內全部償還之		
銀行貸款、透支及其他貸款之利息	**750**	1,055
固定資產折舊	**15,112**	15,306
集團董事之酬金		
袍金	**240**	240
薪金、津貼及其他福利	**1,361**	909
退休金之供款	**54**	26
花紅	**－**	－
核數師酬金	**1,239**	1,182
租用樓宇之營業性租賃費用	**54,881**	49,121
出售固定資產之虧損	**678**	649
外滙兑換損失	**953**	－
已包括下列項目：		
出售物業之利潤	**9,093**	12,587
物業租金淨收入	**636**	320
除物業外其他營業性租賃之淨收益	**771**	1,671
利息收益	**8,728**	4,930
有價證券股息	**122**	4
外滙兑換收益	**－**	2,238

4 特殊項目

	1998 港幣千元	1997 港幣千元
重估物業之虧絀	**(4,254)**	(738)
貨幣貶值之滙兑虧損	**(26,729)**	–
	(30,983)	(738)

5 稅項

	1998 港幣千元	1997 港幣千元
現時稅項		
本公司及其附屬公司		
香港	**11,160**	13,251
海外	**30**	4,419
聯營公司		
香港	**294**	218
遞延稅項		
本公司及其附屬公司		
香港	**1,095**	–
	12,579	17,888

香港利得稅準備乃根據本集團各公司之估計應課稅之溢利減可運用之前期虧損稅務寬減按稅率16.5%(一九九七年：16.5%)計算。

海外之課稅準備乃按照各公司當地之法例及估計應課稅溢利計算。

6 股東應佔溢利

本年度計算於本公司損益表內之股東應佔溢利為港幣37,823,000元(一九九七年：港幣5,927,000元)。

7 股息

	1998 港幣千元	1997 港幣千元
已派中期股息		
每股港幣1仙予828,217,558股		
（一九九七年：每股港幣2仙予691,505,330股）	**8,282**	13,830
擬派末期股息		
每股港幣3仙予828,217,558股		
（一九九七年：每股港幣3仙予691,866,128股）	**24,847**	20,756
額外股息	**18**	51
	33,147	34,637

一九九八年三月三十一日止年內擬派末期股息之計算方式，乃假設所有認購股權持有人均沒有於截止過戶登記日期前認購股份。若所有認購股權持有人於截止辦理末期股息股份過戶日期前行使其認購權認購股份，應付股息將增加約港幣1,751,000元。

額外股息乃代表截至一九九七年三月三十一日止年度所派發予於該年度年結後配售及於截止辦理股份過戶登記日期前已辦妥登記手續之股份。

8 每股盈利

每股盈利乃根據集團本年度股東應佔溢利港幣45,218,000元（一九九七年：港幣81,160,000元）及按本年度已發行股份之加權平均股數760,712,007股（一九九七年：663,234,487股）計算。全數行使現有認購股權並不會顯著地攤薄每股盈利。

⑨ 固定資產

	投資物業			其他物業							傢俬、裝置辦公室設備及汽車		
					海外								
	香港中期契約	中華人民共和國長期契約	中華人民共和國中期契約	香港中期契約	永久業權	中期契約	中華人民共和國長期契約	中華人民共和國中期契約	發射器及通訊設備	機器、工具及設備	公司自用	持作營業性租賃用途	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
集團：													
成本值或估值													
一九九七年四月一日	-	10,780	-	-	16,020	1,221	-	-	39,505	22,553	34,439	3,931	128,449
添置	9,803	-	-	2,716	-	-	2,755	-	1,008	6,435	7,878	220	30,815
出售	-	-	-	-	-	-	-	-	-	(686)	(1,927)	(2,013)	(4,626)
重新分類	-	(10,780)	8,075	-	-	-	-	2,705	-	-	-	-	-
重估盈餘／(虧損)	(3,103)	-	(575)	(1,066)	(2,380)	292	(235)	(155)	-	-	-	-	(7,022)
匯兌調整	-	-	-	-	(4,568)	(875)	-	-	-	(171)	(3,004)	(42)	(8,660)
一九九八年三月三十一日	6,700	-	7,700	1,650	9,072	638	2,520	2,550	40,513	28,131	37,386	2,096	138,956
累積折舊													
一九九七年四月一日	-	-	-	-	-	-	-	-	24,442	15,981	22,696	2,028	65,147
年度折舊	-	-	-	18	299	120	45	84	3,266	5,241	4,666	1,373	15,112
售出撥回	-	-	-	-	-	-	-	-	-	(292)	(1,432)	(1,911)	(3,635)
重估撥回	-	-	-	(18)	(299)	(120)	(45)	(84)	-	-	-	-	(566)
匯兌調整	-	-	-	-	-	-	-	-	-	(128)	(1,675)	(27)	(1,830)
一九九八年三月三十一日	-	-	-	-	-	-	-	-	27,708	20,802	24,255	1,463	74,228
賬面淨值													
一九九八年三月三十一日	6,700	-	7,700	1,650	9,072	638	2,520	2,550	12,805	7,329	13,131	633	64,728
一九九七年三月三十一日	-	10,780	-	-	16,020	1,221	-	-	15,063	6,572	11,743	1,903	63,302
集團													
於一九九八年三月三十一日，本集團固定資產之成本值及估值分析如下：													
成本值	-	-	-	-	-	-	-	-	40,513	28,131	37,386	2,096	108,126
一九九八年專業估值	6,700	-	7,700	1,650	9,072	638	2,520	2,550	-	-	-	-	30,830
	6,700	-	7,700	1,650	9,072	638	2,520	2,550	40,513	28,131	37,386	2,096	138,956

附註：

(a) 投資物業乃根據梁振英測量師行，國際測量師、物業代理、估價人及拍賣人（「梁振英測量師行」）按一九九八年三月三十一日公開市場基準予以重估。

(b) 其他海外物業乃根據泰國Brooke Hillier Parker 測量及國際物業顧問行按一九九八年三月三十一日公開市場基準予以重估。其他香港及中華人民共和國物業乃根據梁振英測量師行按一九九八年三月三十一日公開市場基準予以重估。如該類物業按成本減除累積折舊入帳，於一九九八年三月三十一日之所載帳面淨值為港幣18,494,000元（一九九七年：港幣16,328,000元）。

(c) 投資物業之年度租金收益為港幣146,000元（一九九七年：港幣22,000元）

10 所佔附屬公司權益

	公司	
	1998	1997
	港幣千元	*港幣千元*
無牌價股份成本價減撥備	**106,258**	106,930
應收附屬公司款項減撥備	**208,009**	220,391
應付附屬公司款項	**(104,446)**	(151,784)
	209,821	175,537

有關本集團各主要附屬公司之資料，請參閱第42頁。

根據各董事之意見，若將所有附屬公司之資料完全列出，乃過於冗長。故所載之附屬公司之資料，乃對本集團業績及資產有重大影響之公司。

11 所佔聯營公司權益

	集團	
	1998	1997
	港幣千元	*港幣千元*
應佔資產淨值	**7,753**	6,912

上述聯營公司之所載值，乃本集團持有聯合文儀有限公司百份之四十一權益。此聯營公司乃於香港註冊成立之私人有限公司，其主要業務為貿易。

12 流動資產

	集團		公司	
	1998	1997	**1998**	1997
	港幣千元	港幣千元	港幣千元	港幣千元
施工中工程	**293**	309	–	–
減：施工中工程已收款項	**(819)**	(552)	–	–
	(526)	(243)	–	–
存貨	**129,201**	197,432	–	–
待售物業	**2,182**	6,512	–	–
預付稅項	–	–	**225**	206
應收同母系附屬公司款項	–	837	–	–
停止經營業務之固定資產	–	294	–	–
應收賬款、存出按金及預付款項	**177,776**	242,102	**986**	1,813
有牌價證券（附註）				
一 香港	**13,002**	15,062	–	369
一 海外	**1,393**	105	–	–
無牌價證券	–	5,000	–	5,000
銀行存款及現金	**207,941**	89,367	**130,004**	61,888
	530,969	556,468	**131,215**	69,276

附註：

	集團		公司	
	1998	1997	**1998**	1997
	港幣千元	港幣千元	港幣千元	港幣千元
有牌價證券市值				
一 香港	**13,039**	15,062	–	369
一 海外	**1,393**	105	–	–

13 流動負債

	集團		公司	
	1998	1997	**1998**	1997
	港幣千元	港幣千元	港幣千元	港幣千元
擬派末期股息	**24,847**	20,756	**24,847**	20,756
課稅準備	**1,034**	8,588	–	–
應付最終控股公司款項	**1,549**	1,921	**1,549**	1,921
應付票據及提貨擔保	**2,385**	51,245	–	–
應付款項，存入按金及應付費用	**127,309**	197,247	**2,304**	3,053
遞延收入	**36,604**	28,237	–	–
無抵押短期銀行貸款及透支	–	4,205	–	412
	193,728	312,199	**28,700**	26,142

14 遞延稅項

	1998 港幣千元	1997 港幣千元
本年度按現行稅率準備之稅項	**1,129**	–
稅率由16.5%改變為16%的影響	**(34)**	–
	1,095	–

在結算當日，本財政報告並無計入潛在的遞延稅項資產，其主要項目為如下：

	1998 港幣千元	1997 港幣千元
超出折舊免稅額的折舊費	**2,806**	1,230
未徵用的稅項損失	**41,922**	48,328
其他時差	**516**	602
	45,244	50,160
稅率由16.5%改變為16%的影響	**(1,240)**	–
	44,004	50,160

由於出售重估物業的盈利或虧損不會產生稅務負債，故並未為重估物業的增值或虧絀作出遞延稅項準備。按此，重估物業並不會構成稅務上的時差。

於一九九八年三月三十一日，海外附屬公司未利用之稅項損失引致的潛在遞延稅項資產，其稅項豁免有效期如下：

	1998 港幣千元	1997 港幣千元
1998	**–**	6,737
2002	**9**	11
2003	**11**	11
2005	**11**	–

15 股本

	每股面值港幣0.1元之普通股數目	票面值
	千位	*港幣千元*
法定股本：	900,000	90,000
已發行及繳足股本		
上年度結存	691,866	69,187
發行新股	135,627	13,563
行使認購股權所發行之新股	600	60
發行新股代替現金股息	125	12
結轉下年度	828,218	82,822

附註

(a) 發行新股

於一九九七年九月二十九日，為增加本公司及其附屬公司之營運資金，135,626,666股每股面值港幣0.1元之新股乃按每股港幣0.658元發行，總代價約為港幣89,242,000元。

於本年度內，因行使僱員認購股權所發行之新股合共600,000股。該等股權行使者乃按每股港幣0.4元之認購價，認購股權淨代價港幣240,000元。此外，124,764股本公司股份已發給予選擇以新股代替現金之股東，其認購價以每股港幣0.94元計算，總代價約為港幣117,000元。

(b) 認購股權計劃

於一九九一年採納了一認購股權計劃，惠及本公司及各附屬公司之全職僱員，而根據此項計劃本公司之董事會可酌情邀請全職僱員（包括執行董事），認購最多不得超逾當時已發行股本百份之十，而認購價將不低於授出認購股權之日期前五個交易日本公司股份於交易所之平均收市價百份之八十與本公司股份面值兩者中之較高價格。該股權不可在認購股權計劃授出日期後不足六個月或該日期後但超過三年半行使，並於二零零一年十月六日後停止授出此等認購股權，而任何人士獲授之認購股權全部行使時，概不得使已獲發行之股份總數，超過可發行之認購股權可認購之股份總數百份之二十五。

有關本年內所行使之認購股權之詳情如下：

行使認購股權時須支付之每股價格	認購股權數目 年初未獲行使	年內授與	年內已行使	已取消	年終未獲行使
港幣0.4元	3,000,000	–	600,000	1,300,000	1,100,000
港幣0.3376元	–	48,200,000	–	–	48,200,000
港幣0.392元	–	9,076,000	–	–	9,076,000

期間每位獲授與人士以港幣1元代價獲得所授與認購股權。在現時資本結構下，若行使所有未獲行使認購股權將引致本公司多發行58,376,000股每股面值港幣0.1元及注入為數約港幣20,270,000元之現金。

16 儲備

	股本溢價	資本儲備帳	物業估值儲備帳 投資物業	其他物業	外滙兌換浮動儲備帳	保留溢利	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
集團							
上年度結存	158,673	171	412	2,316	4,462	78,938	244,972
發行新股	75,964	–	–	–	–	–	75,964
發行新股費用	(610)	–	–	–	–	–	(610)
重估物業虧絀	–	–	(412)	(1,790)	–	–	(2,202)
申算海外附屬公司財務報告所產生之兌換虧損	–	–	–	–	(4,606)	–	(4,606)
年度保留溢利	–	–	–	–	–	12,071	12,071
本年度結餘	234,027	171	–	526	(144)	91,009	325,589

於年度結算日，本集團之儲備包括集團所佔聯營公司自收購日起計算之保留盈利港幣1,603,000元(一九九七年：港幣762,000元)

	股本溢價	繳入盈餘	保留溢利/(累積虧損)	合計
	港幣千元	港幣千元	港幣千元	港幣千元
公司				
上年度結存	140,613	31,144	(22,273)	149,484
發行新股	75,964	–	–	75,964
發行新股費用	(610)	–	–	(610)
年度溢利	–	–	37,823	37,823
股息 *(附註7)*	–	(24,865)	(8,282)	(33,147)
本年度結餘	215,967	6,279	7,268	229,514

繳入盈餘乃購入附屬公司時之總資產值與公司因認購時所發行股份之面值差額。根據百慕達一九八一年公司(修訂)法例，繳入盈餘乃可分派予股東。

17 除稅前溢利與經營業務之現金注入淨額對帳表

	1998 港幣千元	1997 港幣千元
除稅前溢利	**57,797**	99,048
所佔一間聯營公司業績	**(1,944)**	(1,322)
利息收入	**(8,728)**	(5,629)
利息支出	**750**	1,055
股息收入	**(122)**	(4)
	(10,044)	(5,900)
扣除利息，股息及稅項前之經營溢利	**47,753**	93,148
折舊	**15,112**	15,306
貨幣貶值之滙兌虧損	**26,729**	–
重估物業之虧絀	**4,254**	738
出售固定資產之虧損	**678**	649
出售一間附屬公司之虧損	**14**	–
出售有價證券之虧損	**2,085**	984
出售／註銷停止經營業務固定資產	**38**	6,821
待售物業之減少	**4,330**	5,045
存貨及施工中工程減少／(增加)	**49,896**	(33,078)
應收同母系附屬公司款項減少／(增加)	**837**	(837)
應收賬款、存出按金及預付款項減少／(增加)	**48,391**	(89,065)
應付票據及提貨擔保(減少)／增加	**(45,925)**	45,161
應付款項、存入按金及應付費用(減少)／增加	**(60,005)**	53,870
遞延收入增加	**8,367**	44
滙兌調整	**(682)**	1,678
	54,119	7,316
經營業務之現金注入淨額	**101,872**	100,464

18 本年度融資變動之分析

	股本及溢價 港幣千元	少數股東權益 港幣千元	應付最終控股公司款項 港幣千元	總額 港幣千元
本年度期初之融資結存	227,860	324	1,921	230,105
融資產生之現金淨收入／(支出)	88,872	—	(372)	88,500
發行新股代替現金股息	117	—	—	117
滙兑調整	—	(108)	—	(108)
本年度期終之融資結存	316,849	216	1,549	318,614

19 現金及等同現金項目結存之分析

	1998 港幣千元	1997 港幣千元
現金及銀行存款	**207,941**	89,367
銀行貸款及透支	**—**	(4,205)
	207,941	85,162

等同現金為可在毋須發出通知的情況下能隨時轉換為已知數額現金，並且在購入時距離期滿日不超過三個月的短期性質而且高度流通的投資，再扣除須於借入貸款起計三個月內償還的銀行貸款後所得的款項。

20 董事及高級行政人員之酬金

集團董事之酬金列於財務報告附註(3)內。

除董事袍金港幣240,000元(一九九七年：港幣240,000元)外，於過去二年，非執行董事並無收取任何酬金。

董事酬金可按金額劃分為下列組別：

組別	人數 1998	人數 1997
港幣0 － 港幣1,000,000元	**9**	8
港幣1,000,001 － 港幣1,500,000元	**1**	—

五名最高酬金人士之中，其中一位(一九九七年：一位)為董事，其酬金乃披露於上。

20 董事及高級行政人員之酬金(續)

其餘四名(一九九七年:四名)最高酬金人士之總酬金為如下:

	1998 港幣千元	1997 港幣千元
薪金、津貼及其他福利	**3,335**	3,155
退休金之供款	**174**	151
行使認股權之利益	**246**	759
花紅	**210**	–
	3,965	4,065

該四名(一九九七年:四名)最高酬金人士可按金額劃分為下列組別:

組別	人數 1998	 1997
港幣0 – 港幣1,000,000元	**2**	1
港幣1,000,001 – 港幣1,500,000元	**2**	3

21 可派發儲備

於一九九八年三月三十一日,本公司可派發與股東之儲備為港幣13,547,000元(一九九七年:港幣31,144,000元)。

22 資產抵押

本集團於結算日已將帳面淨值約共港幣8,300,000元之物業(一九九七年:港幣14,190,000元)作抵押,以取得集團一般性銀行貸款服務。

23 資本承擔及或然負債

在結算日時:

(a) 本公司有以下或然負債:

(i) 為附屬公司借取銀行信貸而作出之擔保,共港幣26,072,000元(一九九七年:港幣144,120,000元。)

(ii) 為附屬公司履約作出擔保共港幣2,000,000元(一九九七年:港幣2,000,000元)。

23 資本承擔及或然負債(續)

(b) 本集團及公司在以下分別在一年內需付之不可註銷而有關土地及樓房之營業性租約之承擔，其約滿期應於：

	集團		公司	
	1998	1997	1998	1997
	港幣千元	港幣千元	港幣千元	港幣千元
一年內	**10,115**	10,778	**42**	1,797
二至五年內	**30,819**	23,972	**2,890**	126
	40,934	34,750	**2,932**	1,923

(c) 集團購買固定資產之資本承擔：

	1998	1997
	港幣千元	港幣千元
已批准而並未訂約	**24**	1,598
已批准並已訂約	**83**	1,770
	107	3,368

24 有關連人士的交易

本集團之重要與有關連人士交易細列如下：

(a) 於一九九七年三月二十八日，本公司與其士(香港)有限公司(「其士香港」)簽署一份管理服務協議書，由其士香港於截至一九九八年三月三十一日止年度內，提供秘書、會計、電子數據處理、人事及物業管理服務予本集團。根據該協議書，本集團(海外附屬公司除外)須按照全年營業額之0.5%付予其士香港作為管理服務費用。在截至一九九八年三月三十一日止年度內，根據該項協議支付予其士香港之管理費約為港幣6,433,000元(一九九七年：港幣6,297,000元)。該管理服務協議書已續期一年。

(b) 於本年內，本集團分別繳付租金約港幣8,125,000元(一九九七年：港幣8,666,000元)及港幣14,243,000元(一九九七年：港幣17,695,000元)予一間同母系附屬公司及一九九七年十月前屬同母系附屬公司的關連公司，作為使用樓宇及提供服務之報酬。

(c) 於本年內，本集團繳付與一間同母系附屬公司約為港幣3,696,000元(一九九七年：港幣3,040,000元)作為提供服務予本集團之報酬。

25 比較數字

為符合本年度之表達形式，若干比較數字已重新分類列出。

26 最終控股公司

各董事認為本公司之最終控股公司為其士國際集團有限公司，一間於百慕達註冊及於香港上市之公眾有限公司。

主要附屬公司

公司名稱	註冊／營業地點或國家	股份類別	發行股份	股份數目	應佔已發行股本權益百份率	主要業務
由本公司直接持有之公司：						
其士(商業系統)集團有限公司	香港	普通	31,600,000港元	316,000,000	100	投資控股
Chevalier OA (S) Pte. Limited	新加坡	普通	500,000新加坡元	500,000	100	貿易
Chevalier OA (Thailand) Company Limited*	泰國	普通 優先	3,980,000泰國銖 1,020,000泰國銖	39,800 10,200	100 47	貿易
Chevalier Technologies (Malaysia) Sdn. Bhd.	馬來西亞	普通	2馬來西亞元	2	100	貿易
Chevalier Telecom (Thailand) Company Limited	泰國	普通	5,000,000泰國銖	50,000	100	貿易
Sup Aswin Limited	泰國	普通	15,000,000泰國銖	150,000	100	物業投資
由附屬公司間接持有之公司：						
其士(商業機器)有限公司	香港	普通	2港元	2	100	貿易
其士(電腦)有限公司	香港	普通	100,000港元	100,000	100	貿易
其士(國際資訊網絡)有限公司	香港	普通	2港元	2	100	國際資訊網絡服務
其士商業系統(中國)有限公司	香港	普通	2港元	2	100	貿易
其士商業系統(印度支那)有限公司	香港	普通	2港元	2	100	貿易
其士(商業系統)有限公司	香港	普通	100,000港元	100,000	100	貿易
其士(商業系統)工程有限公司	香港	普通	2港元	2	100	維修保養
其士辦公室設備工程(深圳)有限公司	中華人民共和國	不適用	1,800,000港元	不適用	100	維修保養
其士(傳訊服務)有限公司	香港	普通	2港元	2	100	傳訊服務
其士(衛星通訊)有限公司	香港	普通	2港元	2	100	裝設衛星電視天線
其士店有限公司	香港	普通	2港元	2	100	貿易
其士(步步通網絡)有限公司	香港	普通	200,000,000港元	200,000,000	100	貿易及通訊服務
勵發有限公司	香港	普通	2港元	2	100	物業投資及買賣股票

* 上述公司之優先股，每四股優先股附有一投票權，其股票持有人並沒有分享剩餘資產及超過每年百份之十盈利分配之權利。

股東週年大會通告

茲通告本公司訂於一九九八年九月二十三日星期三上午十時正假座香港九龍灣宏開道八號其士商業中心二十二樓舉行股東週年大會，藉以討論下列決議案：

作為普通事項

一、省覽截至一九九八年三月三十一日止年度之經審核財務報告及董事會報告書與核數師報告書。

二、宣佈派發末期股息。

三、重選屆滿卸任之董事並授權董事會釐定董事袍金。

四、續委聘核數師並授權董事會釐定其酬金。

並作為特別事項考慮及酌情通過（不論會否作出修訂）下列決議案將提呈為普通決議案：

五、「動議增加300,000,000股每股面值港幣0.1元本公司股本中之股份，將本公司之法定股本由港幣90,000,000元增至港幣120,000,000元。該等股份在各方面均與本公司已發行之股份享有同等權益。」

六、「動議：

(甲) 根據下文(丙)節之限制下，一般及無條件批准本公司董事會於有關期間（定義見本文）內行使本公司一切權力，以配發、發行及以其他方式處置本公司股本中之額外股份，並批准本公司董事會訂立或授予或須行使該等權力之售股建議、協議及認購股權；

(乙) 上文(甲)節所賦予之批准授權本公司董事會於有關期間內訂立或授予或須於有關期間屆滿後行使該等權力之售股建議、協議及認購股權；

(丙) 本公司董事會依據(甲)節批准配發或有條件或無條件同意配發（不論根據認購股權或其他事項）之股本面值總額，不包括根據(i)配售股份（定義見本文）；(ii)認股權證之認購權或本公司所發行附有權利可認購本公司股份之其他證券之換股權按其條款行使；(iii)本公司根據僱員認購股權計劃授出之權利行使；或(iv)根據本公司當時之公司細則發行以股代息等情況所配發之股份，不得超過本公司於通過此決議案當日之已發行股本面值總額百份之二十，故上文所述之批准亦須受此數額限制；及

(丁) 就本決議案及決議案七而言：

「有關期間」指由本決議案通過之日至下列最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 依照公司細則或任何百慕達適用之法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂此決議案之日。

「配售股份」乃指在董事會所指定之期間內，根據售股建議向指定記錄日期名列本公司股東名冊之股份持有人或任何類別股份持有人，按其當時持股比例或股份種類配發、發行或授予股份之建議（惟董事會有權在必須或權宜時就零碎股權或香港以外任何地區之法例所規定限制或責任或任何認可監管機構或證券交易所之規定，取消若干股份持有人在此方面之權利或作其他安排）。」

七、「動議：

(甲) 根據下文（乙）節之限制下，一般及無條件批准董事會根據一切適用於法例及不時修改之香港聯合交易所有限公司證券上市規則，於有關期間（按決議案六（丁）之定義）內行使本公司一切權力購回本公司股本中之股份；及

(乙) 本公司根據上文（甲）節所賦予之批准而購回之股份面值總額，不得超過本公司於本決議案通過此決議案之日之已發行股份面值之百份之十，而上文（甲）節之批准亦須以此為限。」

八、「動議擴大授予本公司董事會根據本股東週年大會之通告所載第六項普通決議案配發、發行及處理本公司股本中額外股份之授權，除根據該項全面授權所配發或同意有條件或無條件予以配發之股份總面值外，在其上另加相當於本公司根據本股東週年大會通告所載第七項普通決議案授予之權力所購回之本公司股本總面額數額，惟該數額不得超過本公司於本決議案通過當日之已發行股本總面額百份之十。」

承董事會命
主席
周亦卿

香港，一九九八年八月二十一日

附註：

(1) 凡有資格出席本通告所召開的會議及於會上投票的股東，均可委派一名或以上的代表出席會議，及倘有書面表決進行時代其投票。代表人毋須為本公司股東。

(2) 代表委任表格連同公證人簽署證明之授權書或其他授權文件（如有），須於股東週年大會或任何續會舉行四十八小時前，交回本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港灣仔皇后大道東一八三號合和中心四十四樓四四零一室，方為有效。

(3) 本公司將於一九九八年九月十七日星期四至一九九八年九月二十三日星期三（首尾兩日包括在內）暫停辦理股份過戶登記手續。凡欲領取上述建議派發之末期股息而尚未登記之股東，應於一九九八年九月十六日星期三下午四時前，將填妥之過戶紙連同有關股票送交本公司香港股份過戶登記分處標準證券登記有限公司，以便辦理過戶登記手續。

CONTENTS

FINANCIAL CALENDAR

Events	Dates
Announcement of Interim Results	12th December, 1997
Announcement of Final Results	28th July, 1998
Book Close Dates	
Interim	12th to 16th January, 1998
Final	17th to 23rd September, 1998
Annual General Meeting	23rd September, 1998
Payment of Dividends	
Interim dividend of HK1 cent per share	21st January, 1998
Final dividend of HK3 cents per share	28th September, 1998

FINANCIAL SUMMARY

(amounts expressed in Hong Kong Dollars)

The following is a summary of the total assets, total liabilities, share capital and results of the Group for the five years ended 31st March, 1998.

	1994	1995	1996	1997	**1998**
Financials *($ Million)*					
Total assets	654	631	486	627	**603**
Total liabilities	367	319	221	313	**195**
Share capital (No. of shares issued – in Million)	639	643	676	692	**828**
Shareholders' fund	287	312	265	314	**408**
Turnover	1,006	1,173	1,184	1,298	**1,385**
Profit/(loss) attributable to shareholders	(9)	51	64	81	**45**
Per Share Basis *(Cents)*					
Earnings/(loss)*	(1.4)	8.0	9.7	12.2	**5.9**
Dividend	–	–	4.5	5.0	**4.0**
Net asset value (at book value)	45	48	39	45	**49**

* *The calculation of earnings/(loss) per share is based on the Group's profit/(loss) attributable to shareholders for the year and on the weighted average number of shares in issue during the respective years.*

TURNOVER


HK$ Million
1,006
1,385
1994
1998

PROFIT/(LOSS) ATTRIBUTABLE TO SHAREHOLDERS


HK$ Million
51
64
81
45
1995
1996
1997
1998

SHAREHOLDERS' FUND


HK$ Million
287
312
265
314
408
1994
1995
1996
1997
1998

CORPORATE INFORMATION

Executive Directors

CHOW Yei Ching *(Chairman)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Treasure,
Gold Rays with Rosette (Jpn)
FUNG Pak Kwan *(Managing Director)*
KUOK Hoi Sang
FUNG Wo Shun
KAN Ka Hon
Lily CHOW

Non-Executive Directors

CHAO Sze Bang, Frank J.P., D.C.L., D.Sc., B.Sc.
YUEN Tin Fan, Francis
TANG Xueyi
WONG Lit Chor, Alexis

Secretary

KAN Ka Hon

Auditors

Deloitte Touche Tohmatsu
Certified Public Accountants, Hong Kong
26th Floor, Wing On Centre,
111 Connaught Road Central, Hong Kong

Principal Bankers

Chase Manhattan Bank, N.A.
The Hongkong and Shanghai Banking
Corporation Limited
Shanghai Commercial Bank Limited
Standard Chartered Bank
The Sumitomo Bank, Limited

Solicitors

Richards Butler
Appleby, Spurling & Kempe

Registered Office

Cedar House, 41 Cedar Avenue,
Hamilton, HM12, Bermuda

Principal Place of Business

22nd Floor, Chevalier Commercial Centre,
8 Wang Hoi Road, Kowloon Bay,
Hong Kong

Principal Share Registrars

Butterfield Corporate Services Limited
Rosebank Centre, 14 Bermudiana Road,
Pembroke, Bermuda

Branch Share Registrars and Transfer Office in Hong Kong

Standard Registrars Limited
Room 4401, 44th Floor, Hopewell Centre,
183 Queen's Road East, Wanchai, Hong Kong

Homepage

http://www.chevalier.com

CHAIRMAN'S STATEMENT

Results

I am pleased to report that the Group's turnover for the year ended 31st March, 1998 was HK$1,385 million, representing an increase of 7% compared to HK$1,298 million for the previous year. However, profit attributable to shareholders declined from HK$81 million to HK$45 million, representing a decrease of 44%. Earnings per share were reduced from HK12.2 cents last year to HK5.9 cents this year.



Dr. CHOW Yei Ching O.B.E., Off. Crown (B), Officier de l'Ordre National du Mérite (F), The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)

Dividend

The Board of Directors recommends a final dividend of HK3 cents (1996/97: HK3 cents) per share. This, together with the interim dividend of HK1 cent (1996/97: HK2 cents) per share, makes a total dividend of HK4 cents (1996/97: HK5 cents).

Placing and Subscription of Shares

On 31st July, 1997, a placing and subscription agreement was entered into between Chevalier International Holdings Limited ("CIHL"), China Everbright Technology Limited ("CET") and the Company whereby (i) CIHL agreed to sell and CET agreed to purchase 82,780,000 shares of the Company at a price of HK$0.658 per share and (ii) the Company agreed to issue 135,626,666 new shares of the Company to CIHL at the same price. After the transactions were completed on 29th September, 1997, a sum of approximately HK$90 million was received by the Company.


pc-land

Homepage of Chevalier (Internet) Limited

Review of Operations

The Group's operations in Southeast Asia were adversely affected by the Asian financial turmoil. Nevertheless, the telecommunications division's growth was strong during the financial year under review.

Following the launch of services by various Personal Communications Services Licensees, using aggressive pricing strategy to capture market share, the overall market in mobile phones has grown tremendously. As a result, the performance

Review of Operations (continued)

of the Group's 22 Chevalier Shops and 15 franchised shops were also extremely encouraging, with their turnover and contribution increasing by 58% and 136% respectively. Taking into account the growing number of mobile phone subscribers and the buoyant telecommunications market momentum, the Group is looking for suitable locations to expand its existing network. Subsequent to the year-end, more franchised shops will be opened in prime locations in the near future.


Chevalier Shop

Chevalier Shop at Tsimshatsui East



Stylish mobile phones available at Chevalier Shops and franchised shops

The number of subscribers to paging services is continuously declining according to industry statistics. The Group's paging division has therefore changed its focus to serving corporate clients and has implemented cost-cutting measures, thus enabling it to maintain a contribution during the financial year under review.



Chinese financial pager provided by Chevalier Paging

To meet the demand for high-end computer products, the Group has launched various models of Toshiba notebook computers, all with multimedia and communications capabilities, in local and overseas markets. During the year, the Computer Division recorded steady growth in turnover.


Libretto
TECRA

Toshiba notebook computers distributed by the Group

Review of Operations (continued)


Chevalier Shop in Thailand

In order to strengthen customer relationship and after-sales services, the Group has opened two more back-up offices in Beijing and Guangzhou this year, in addition to the Shenzhen and Shanghai offices which were opened last year.

The Group's Thailand business was seriously affected by the devaluation of Thai Baht and the slowdown of the economy last year. It is expected that our Thailand operations will be very slow in the coming year. The Group has implemented cost-cutting measures and will closely monitor the investment environment in the Asian region.







Office automation products supplied by Chevalier

Financial Review

Over the past year, the Group has mainly financed its own operations. Whenever necessary, overdraft and trade finance facilities were also arranged by the Group for working capital. The Group managed its cash, foreign exchange and interest rate exposures by using a variety of techniques and instruments, including forward contracts and options. There was no speculative trading in foreign exchange and derivative products.

Financial Review *(continued)*

As at 31st March, 1998, the total credit facilities available to the Group amounted to HK$241 million, and the undrawn balance stood at HK$215 million.

Cash available to the Group at 31st March, 1998 amounted to HK$208 million. The strong cash position provides a solid foundation for the Group's future expansion.

Prospects

Since the outbreak of financial turmoil in July last year, most Asian countries' economies have been troubled by high interest rates, high unemployment rates and negative gross domestic product growth. In order to boost Hong Kong's economy, the Government of the HKSAR has implemented series of remedial actions to re-establish confidence among general public.

According to the Policy Address for 1997 made by the Chief Executive of the HKSAR, the Government committed to co-ordinating overall information technology ("IT") development, and will set a five-year IT education strategy to promote the use of IT in teaching and learning processes. Under these circumstances, demand for computers and related products and services are expected to increase. Therefore the Group expects to benefit by launching related services at competitive prices in the market.

The Group has been actively exploring the Mainland market in recent years by introducing advanced office automation products and providing quality services. However, the fact that this market has become extremely competitive, together with the slowdown in demand, the management will carefully review the situation from time to time.

Although the prospects in the Hong Kong market are not encouraging, the Group's financial position remains sound and strong following the placement of shares last year and an increase in working capital derived from the telecommunications division. The Board considers the outbreak of the Asian financial turmoil may provide good opportunities for capturing new investments and will closely monitor the development of the region.

I would like to take this opportunity to express my sincere appreciation to my fellow Directors and all the Company's staff for their loyalty and dedication over the past year.

CHOW Yei Ching
Chairman

Hong Kong, 28th July, 1998

SCHEDULE OF MAJOR PROPERTIES

Particulars of major properties held by the Group are as follows:

Location	Usage	Approximate gross floor area *sq.ft.*	Lease term	Group's interest %
Thailand				
No. 540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis	Office premises and showroom	21,300	Freehold	100
The People's Republic of China				
Units 4, 5, 6, 7 of 18th Floor, Dongshan Plaza, Guangzhou, Guangdong Province	Office premises	7,200	Medium	100
Unit 1, 15th Floor, Ming Ngan Court, Guangzhou, Guangdong Province	Staff quarters	1,400	Long	100
Unit B and F, 18th Floor, Kam Lai Square, Shanghai	Staff quarters	1,800	Long	100
Hong Kong				
Unit 5 of 3rd Floor, Elite Industrial Centre, 833 Cheung Sha Wan Road, Kowloon	Depot	1,660	Medium	100
23rd Floor, No. 38 Lockhart Road, Wanchai	Office premises	2,010	Medium	100

REPORT OF THE DIRECTORS

The Directors have pleasure in presenting to shareholders their annual report together with the audited financial statements of the Company and of the Group for the year ended 31st March, 1998.

Principal Activities

The principal activity of the Company is investment holding while its subsidiaries are engaged in the supply, installation and servicing of computer equipment, office equipment, telecommunication systems and provision of paging services.

An analysis of the Group's turnover and contribution is as follows:

(a) By activities

	Turnover *HK$'000*	Contribution to operating profit before taxation *HK$'000*
Computer equipment	413,025	11,220
Office equipment	233,802	6,762
Telecommunication systems and services	567,115	42,315
Technical and maintenance services	73,645	16,430
Others	97,228	15,841
	1,384,815	92,568
Less: Operating expenses		5,732
		86,836

(b) By geographical area

	Turnover *HK$'000*
Hong Kong	1,077,855
The People's Republic of China	172,035
Thailand	123,615
Singapore	11,310
	1,384,815

REPORT OF THE DIRECTORS

Results and Dividends

The results of the Group for the year ended 31st March, 1998 are set out in the consolidated profit and loss account on page 20. An interim dividend of HK1 cent per share was paid on 21st January, 1998 in cash. The Directors now recommend the payment of a final dividend of HK3 cents per share.

Share Capital

Movements of share capital are set out in note (15) to the financial statements.

Share Option Scheme

Particulars of the share option scheme to subscribe for shares in the Company and the options exercised during the year are set out in note (15) to the financial statements.

Reserves

Movements in reserves are set out in note (16) to the financial statements.

Fixed Assets

Movements in fixed assets are set out in note (9) to the financial statements.

Financial Summary

A financial summary of the Group is set out on page 2.

Major Customers and Suppliers

During the year, 88% of the Group's purchases were attributable to the Group's five largest suppliers combined but the five major customers attributable to the Group were less than 30% of the Group's turnover. The largest supplier and the largest customer account for 44% and 4% of the Group's purchases and sales respectively. None of the directors, their associates or any shareholder (whom to the knowledge of the directors owns more than 5% of the Company's issued share capital) has any interest in the Group's five largest suppliers or five largest customers.

Properties

Particulars of major properties held by the Group are set out on page 8.

Donations

Donations for charitable and other purposes made by the Group during the year amounted to approximately HK$801,000 (1997: HK$277,000).

REPORT OF THE DIRECTORS

Borrowings and Interest Capitalized

Bank loans and other borrowings, all of which are repayable within one year or on demand, are classified as current liabilities. No interest was capitalized during the year.

Subsidiaries

Particulars regarding the principal subsidiaries of the Company are set out on page 42.

Associated Company

Particulars regarding the associated company of the Company are set out in note (11) to the financial statements.

Pre-emptive Rights

There are no provisions for pre-emptive rights under the Company's Bye-Laws although there are no restrictions against such rights under the laws in Bermuda where the Company was incorporated.

Purchase, Sale or Redemption of Securities

There was no purchase, sale or redemption of securities of the Company by the Company or any of its subsidiaries during the year.

Directors

The directors who held office during the year were:

Executive Directors

Dr. CHOW Yei Ching	*(Chairman)*
Mr. FUNG Pak Kwan	*(Managing Director)*
Mr. KUOK Hoi Sang	
Mr. FUNG Wo Shun	
Mr. KAN Ka Hon	
Miss Lily CHOW	

Non-Executive Directors

Dr. CHAO Sze Bang, Frank	
Mr. YUEN Tin Fan, Francis	
Mr. TANG Xueyi	*(Appointed on 29th September, 1997)*
Mr. WONG Lit Chor, Alexis	*(Appointed on 29th September, 1997)*

In accordance with the Company's Bye-Laws, Messrs TANG Xueyi and WONG Lit Chor, Alexis shall retire from office at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election. The Non-Executive Directors are subject to the same retirement requirements as the other Executive Directors.

Directors Interests in Contracts

Messrs CHOW Yei Ching, FUNG Pak Kwan, KUOK Hoi Sang, FUNG Wo Shun, KAN Ka Hon and CHAO Sze Bang, Frank are interested in certain transactions in that they are the Directors and/or shareholders of CIHL and/or Chevalier Development International Limited ("CDIL"). Details of these transactions are set out in the section "Connected Transactions" below.

Save as aforementioned, no contracts of significance to which the Company or its holding company, subsidiaries or fellow subsidiaries was a party and in which a director had a material interest subsisted at the end of the year or at any time during the year.

Connected Transactions

The Stock Exchange of Hong Kong Limited ("the Stock Exchange") has granted a waiver to the Company from strict compliance with the requirements stipulated in Chapter 14 of the Rules Governing the Listing of Securities ("the Listing Rules") on the Stock Exchange on connected transactions in respect of the lease of certain premises at commercial rates that have been and will continue to be entered into between the subsidiaries of CDIL ("CDIL Group") and the Company and/or its subsidiaries.

Pursuant to the waiver, details of the following connected transactions which have been entered into between certain of the Company's subsidiaries in the ordinary and usual course of business are not required to be disclosed by press notice and/or circular and/or to obtain prior independent shareholders' approval for the transactions on each occassion when they arise:

Landlord (wholly-owned subsidiary of CDIL)	Property (usage)	Rental for the year *HK$*
Union Pearl Development Limited	Portion of Chevalier Commercial Centre (office)	4,052,000
Winfield Development Limited	Portion of Chevalier Warehouse Building (warehouse)	249,000
Peak Gain Limited	Portion of Chevalier Engineering Service Centre (office/warehouse)	9,816,000
Futex Development Limited	Regent Villa (resort)	126,000

During the year, rentals amounting to approximately HK$14,243,000 were paid to the CDIL Group.

The Non-Executive Directors of the Company confirm that the aforesaid connected transactions conducted by the Company during the year ended 31st March, 1998 were:

(i) in the ordinary and usual course of the Company's business;
(ii) on normal commercial terms or on terms no less favourable than terms available to/from independent third parties;
(iii) fair and reasonable so far as the shareholders of the Company are concerned; and
(iv) within the relevant amounts stipulated under the waiver.

Directors' Interests in Shares and Options

As at 31st March, 1998, the interests of the Directors in the share capital and options of the Company and its associated corporations within the meaning of the Securities (Disclosure of Interests) Ordinance ("the SDI Ordinance") which have been notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or which are required pursuant to Section 29 of the SDI Ordinance to be entered in the register referred to therein are as follows:

(a) Interests in the Company

(i) Shares

	Number of ordinary shares		
Directors	**Personal interest**	**Corporate interest**	**Total**
CHOW Yei Ching	32,000,000	497,754,666*	529,754,666
FUNG Pak Kwan	2,600,000	–	2,600,000
KUOK Hoi Sang	5,000,000	–	5,000,000
FUNG Wo Shun	300,000	–	300,000
KAN Ka Hon	100,000	–	100,000

* *Dr. CHOW Yei Ching had notified the Company that he was deemed to be interested in 497,754,666 shares in the Company under Section 8 of the SDI Ordinance as the said shares were beneficially owned by CIHL in which Dr. Chow benefically owns 473,944,881 shares, representing in aggregate approximately 46.25% of the issued share capital of CIHL. These interests duplicate with the interests of CIHL as stated in the paragraph "Substantial Shareholders" below.*

(ii) Share options

Directors	Date granted	Period during which options are exercisable	Consideration paid for options granted	Price per share to be paid upon exercise of options	Number of shares issued upon exercise of options during the year	Number of shares to be issued upon exercise of the remaining options
			HK$	*HK$*		
CHOW Yei Ching	4/2/1998	3/9/1998–2/9/2001	1	0.3376	-	14,000,000
FUNG Pak Kwan	4/2/1998	3/9/1998–2/9/2001	1	0.3376	-	13,300,000
KUOK Hoi Sang	4/2/1998	3/9/1998–2/9/2001	1	0.3376	-	11,300,000
FUNG Wo Shun	4/2/1998	3/9/1998–2/9/2001	1	0.3376	-	2,300,000
KAN Ka Hon	4/2/1998	4/9/1998–3/9/2001	1	0.3376	-	2,300,000
Lily CHOW	28/1/1995	28/8/1995–27/8/1998	1	0.4000	-	1,000,000
	4/2/1998	4/9/1998–3/9/2001	1	0.3376	-	5,000,000

Details of the share options are set out in note (15)(b) to the financial statements.

Directors' Interests in Shares and Options (continued)

(b) Interests in associated corporations

(i) Shares

Directors	Associated corporations	Number of ordinary shares		
		Personal interest	Corporate interest	Total
CHOW Yei Ching	CIHL	473,944,881	–	473,944,881
	CDIL	44,583,816	235,229,813*	279,813,629
	Chevalier Singapore Holdings Limited ("CSHL")	4,375,000	80,000,000*	84,375,000
	Chevalier Construction Holdings Limited ("CCHL")	41,036,489	85,377,444*	126,413,933
FUNG Pak Kwan	CIHL	416,694	–	416,694
	CDIL	316,000	–	316,000
	CCHL	77,000	–	77,000
KUOK Hoi Sang	CIHL	471,518	–	471,518
	CDIL	1,000,950	–	1,000,950
	CCHL	1,326,437	–	1,326,437
FUNG Wo Shun	CDIL	984,000	–	984,000
	CCHL	295,600	–	295,600
KAN Ka Hon	CIHL	145,200	–	145,200
CHAO Sze Bang, Frank	CDIL	20,000	–	20,000
	CCHL	9,000	–	9,000

* *Dr. CHOW Yei Ching had notified the Company that he was deemed to be interested in 235,229,813 shares in CDIL, 80,000,000 shares in CSHL and 85,377,444 shares in CCHL under Section 8 of the SDI Ordinance as the said shares were beneficially owns by CIHL in which Dr. Chow beneficially owns 473,944,881 shares, representing in aggregate approximately 46.25% of the issued share capital of CIHL.*

Directors' Interests in Shares and Options (continued)

(b) Interests in associated corporations (continued)

(ii) Share options

Directors	Associated Corporations	Date granted	Period during which options are exercisable	Consideration paid for options granted	Price per share to be paid upon exercise of options	Number of shares issued upon exercise of options during the year	Number of shares to be issued upon exercise of the remaining options
				HK$	*HK$*		
CHOW Yei Ching	CIHL	4/2/1998	3/9/1998–2/9/2001	1	0.5376	–	18,000,000
	CCHL	4/2/1998	3/9/1998–2/9/2001	1	0.3248	–	4,400,000
FUNG Pak Kwan	CIHL	4/2/1998	3/9/1998–2/9/2001	1	0.5376	–	8,000,000
KUOK Hoi Sang	CIHL	4/2/1998	3/9/1998–2/9/2001	1	0.5376	–	10,000,000
	CCHL	4/2/1998	3/9/1998–2/9/2001	1	0.3248	–	4,000,000
FUNG Wo Shun	CIHL	4/2/1998	3/9/1998–2/9/2001	1	0.5376	–	2,200,000
KAN Ka Hon	CIHL	4/2/1998	4/9/1998–3/9/2001	1	0.5376	–	2,200,000

Save as disclosed above, as at 31st March,1998, none of the Directors of the Company nor their spouses or children under the age of 18 years had or were deemed pursuant to Section 28 of the SDI Ordinance or under Section 31 or Part I of the Schedule to the SDI Ordinance to have any interest in the securities of the Company or any of its associated corporations (within the meaning of the SDI Ordinance).

Directors' Service Contracts

No Director offering for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

Management Contracts

No contracts of significance concerning the management and administration of the whole or any substantial part of the business of the Company or any of its subsidiaries were entered into or subsisted during the year.

REPORT OF THE DIRECTORS

Directors' Biographies

Executive Directors

Dr. CHOW Yei Ching, Chairman, aged 63, is the founder of the Chevalier Group and is the Chairman and Managing Director of CIHL, Chairman of CDIL, CCHL and CSHL. He is also the Non-Executive Director of Van Shung Chong Holdings Limited and United Chinese Bank Limited. He was awarded Officer of the Most Excellent Order of the British Empire by Her Majesty, Queen Elizabeth II in 1991 and made Officer in the Order of the Crown by His Majesty, the King of the Belgians in 1993 and further made Officier de l'Ordre National du Mérite of the French Republic in 1996. Dr. Chow was also awarded The Order of the Sacred Treasure, Gold Rays with Rosette by His Majesty, the Emperor of Japan in 1998. Dr. Chow was appointed as member of Chinese People's Political Consultative Conference, Shanghai and The Selection Committee for the First Government of the HKSAR of the Mainland. In addition, Dr. Chow was awarded an Honorary Doctor Degree in Business Administration from The Hong Kong Polytechnic University in 1995 and an Honorary Degree of Doctor in Laws from The University of Hong Kong in 1997.

Mr. FUNG Pak Kwan, Managing Director, aged 47, joined the Chevalier Group in 1974 and is the Director of CIHL, CDIL and CSHL. Mr. Fung is responsible for the strategic planning and management of operations of the supply and installation of computer systems, office automation equipment and provision of telecommunication systems of the Group. He also actively involves in the planning of property investment and property development projects, environmental engineering and motor vehicle business in North America of the Chevalier Group. Mr. Fung obtained a Diploma of Management Studies from The Hong Kong Management Association.

Mr. KUOK Hoi Sang, Director, aged 48, joined the Chevalier Group in 1972 and is the Deputy Managing Director of CIHL, Managing Director of CDIL, Vice Chairman of CCHL and Director of CSHL. He is also the President of The Lift and Escalator Contractors Association in Hong Kong, Vice-Chairman of the Hong Kong – China Branch of The International Association of Elevator Engineers and a Registered Lift and Escalator Engineer in Hong Kong. He was appointed as member of Chinese People's Political Consultative Conference, Guangzhou. Mr. Kuok has extensive experience in business development and is responsible for the strategic planning and management of the operations of lifts and escalators, building construction, building materials and supplies, electrical and mechanical services, civil engineering, property development as well as investment projects of the Chevalier Group.

Mr. FUNG Wo Shun, Director, aged 50, joined the Chevalier Group in 1970 and is the Director of CIHL and CDIL. Mr. Fung participates in business development of the Group and takes an active role in the management of the day-to-day operations of the insurance services and finance and leasing businesses of the Chevalier Group.

Directors' Biographies (continued)

Executive Directors (continued)

Mr. KAN Ka Hon, Director and Company Secretary, aged 47, joined the Chevalier Group in 1986 and is the Director and Company Secretary of CIHL, the Company Secretary of CDIL and CCHL. He is also the Non-Executive Director of Victory City International Holdings Limited. He is responsible for management of the Chevalier Group's accounting and treasury, corporate finance, company secretarial and electronic data processing activities. Mr. Kan holds a Bachelor Degree in Science from The University of Hong Kong and is a fellow member of The Association of Chartered Certified Accountants in UK and a member of Hong Kong Society of Accountants.

Miss Lily CHOW, Director, aged 35, joined the Chevalier Group in 1990. She is responsible for strategic planning and business development of the Group and operational management of the paging division of the Group. Miss Chow holds a Bachelor Degree from University of British Columbia, Canada. She is the daughter of Dr. CHOW Yei Ching.

Non-Executive Directors

Dr. CHAO Sze Bang, Frank J.P., D.C.L., D.Sc., B.Sc., aged 64, was appointed to the Board in 1994. He is the President and Executive Director of Wah Kwong Shipping Holdings Limited and Non-Executive Director of China Everbright Limited.

Mr. YUEN Tin Fan, Francis, aged 46, was appointed to the Board in 1994. Mr. Yuen is the Deputy Chairman of Pacific Century Group of companies and also Non-Executive Director of several listed companies in Hong Kong.

Mr. TANG Xueyi, aged 49, was appointed to the Board in 1997. He holds a Ph.D Degree from the Institute for American and Canadian Economics, Wuhan University, the People's Republic of China. He has over 16 years experience in finance, securities and investments, corporate management and information technology projects. He is the Director of China Everbright Technology Limited.

Mr. WONG Lit Chor, Alexis, aged 40, was appointed to the Board in 1997. He holds a Bachelor of Arts Degree from the University of Toronto, Canada majoring in commerce and economics and a Master of Business Administration Degree from the Chinese University of Hong Kong. He has over 17 years experience in corporate finance, investment and business administration.

Retirement Schemes

The Company and certain of its Hong Kong subsidiaries are participating companies in the Chevalier Group Staff Provident Fund Scheme which is a defined contribution retirement scheme for its eligible employees. Certain of the Company's overseas subsidiaries contribute to their local government's central pension plans for their employees. Contributions to these schemes are made by both the employers and the employees at the rate of 5% to 20% on the employees' salaries. Forfeited contributions during the year under these schemes amounting to HK$786,000 have been used to reduce the current year's level of contributions. The Group's total contributions to these schemes charged to the profit and loss account during the year amounted to HK$7,500,000. There was no forfeited contribution available at the year ended date for reduction of employer's contributions.

REPORT OF THE DIRECTORS

Substantial Shareholders

As at 31st March,1998, the substantial shareholders of the Company other than the Directors of the Company whose interests are disclosed above, as recorded in the registers required to be kept under Section 16(1) of the SDI Ordinance were as follows:

Name	Number of ordinary shares
CIHL	497,754,666*
Cokin Limited	165,868,000*
CET	165,868,000*

* *165,868,000 shares out of 497,754,666 shares of the Company were beneficially owned by Cokin Limited, a company owned as to 50.1% and 49.9% by CIHL and CET respectively.*

Save as disclosed above, there were no parties who were known to the Directors to be the registered holders or have any interest or right to subscribe for 10% or more of the issued share capital of the Company.

Arrangements for Acquisition of Shares or Debentures

Except for the share option scheme adopted by the Company and the share options granted to the directors, at no time during the year was the Company or its holding company, subsidiaries or fellow subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Code of Best Practice

In the opinion of the Directors, the Company has complied with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules on the Stock Exchange throughout the year except that the Non-Executive Directors are not appointed for a specific term. However, they are subject to retirement by rotation and re-election at each annual general meeting in accordance with the Bye-Laws of the Company.

Auditors

The financial statements for the year have been audited by Messrs Deloitte Touche Tohmatsu who retire and, being eligible, offer themselves for re-appointment.

On behalf of the board

CHOW Yei Ching
Chairman

Hong Kong, 28th July, 1998

REPORT OF THE AUDITORS

Deloitte Touche Tohmatsu



德勤・關黃陳方會計師行

Certified Public Accountants
26th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

TO THE MEMBERS OF **CHEVALIER (OA) INTERNATIONAL LIMITED**
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 20 to 42 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March, 1998 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants

Hong Kong, 28th July, 1998

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31ST MARCH, 1998

	Note	1998 HK$'000	1997 HK$'000
Turnover	(2)	**1,384,815**	1,298,282
Operating profit before exceptional items	(3)	**86,836**	98,464
Exceptional items	(4)	**(30,983)**	(738)
		55,853	97,726
Share of profit of an associated company		**1,944**	1,322
Profit before taxation		**57,797**	99,048
Taxation	(5)	**12,579**	17,888
Profit attributable to shareholders	(6)	**45,218**	81,160
Dividends	(7)	**33,147**	34,637
Profit for the year retained		**12,071**	46,523
Profit for the year retained by:			
The Company and subsidiaries		**11,230**	45,761
Associated company		**841**	762
		12,071	46,523
Earnings per share	(8)	**5.9 cents**	12.2 cents

CONSOLIDATED BALANCE SHEET

AS AT 31ST MARCH, 1998

	Note	1998 HK$'000	1997 HK$'000
Fixed assets	(9)	**64,728**	63,302
Interest in associated company	(11)	**7,753**	6,912
Current assets	(12)	**530,969**	556,468
Total assets		**603,450**	626,682
Deduct:			
Current liabilities	(13)	**193,728**	312,199
Deferred taxation	(14)	**1,095**	–
Minority interests		**216**	324
Total liabilities		**195,039**	312,523
TOTAL NET ASSETS		**408,411**	314,159
Representing:			
Share capital	(15)	**82,822**	69,187
Reserves	(16)	**325,589**	244,972
TOTAL SHAREHOLDERS' FUNDS		**408,411**	314,159

The financial statements on pages 20 to 42 were approved by the board of directors on 28th July, 1998 and are signed on its behalf by :

FUNG Pak Kwan
Director

KUOK Hoi Sang
Director

BALANCE SHEET

AS AT 31ST MARCH, 1998

	Note	1998 *HK$'000*	1997 *HK$'000*
Interest in subsidiaries	(10)	**209,821**	175,537
Current assets	(12)	**131,215**	69,276
Total assets		**341,036**	244,813
Deduct:			
Current liabilities	(13)	**28,700**	26,142
TOTAL NET ASSETS		**312,336**	218,671
Representing:			
Share capital	(15)	**82,822**	69,187
Reserves	(16)	**229,514**	149,484
TOTAL SHAREHOLDERS' FUNDS		**312,336**	218,671

FUNG Pak Kwan
Director

KUOK Hoi Sang
Director

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31ST MARCH, 1998

	Note	1998 HK$'000	1997 HK$'000
Net cash inflow from operating activities	(17)	**101,872**	100,464
Returns on investments and servicing of finance			
Interest received		**8,682**	5,542
Interest paid		**(837)**	(975)
Dividends received from associated company		**809**	342
Dividends received from other investments		**122**	4
Dividends paid		**(28,939)**	(30,552)
Net cash outflow from returns on investments and servicing of finance		**(20,163)**	(25,639)
Taxation			
Profits tax paid		**(18,018)**	(13,280)
Investing activities			
Purchase of fixed assets		**(30,815)**	(27,276)
Disposal of fixed assets		**502**	306
Acquisition of associated company		**–**	(6,150)
Purchase of listed securities		**(74,941)**	(21,137)
Purchase of unlisted securities		**–**	(5,000)
Disposal of listed securities		**73,628**	5,332
Disposal of unlisted securities		**5,000**	–
Acquisition of subsidiary		**–**	(20)
Release of bank deposits held as security		**–**	500
Net cash outflow from investing activities		**(26,626)**	(53,445)
Net cash inflow before financing		**37,065**	8,100
Financing	(18)		
Funds from minority shareholders of subsidiaries		**–**	10,549
Net repayment of bank loans		**–**	(27,448)
Issue of shares		**89,482**	6,144
Share issue expenses		**(610)**	–
(Repayment to)/advances from ultimate holding company		**(372)**	895
Net cash inflow/(outflow) from financing		**88,500**	(9,860)
Net increase/(decrease) in cash and cash equivalents		**125,565**	(1,760)
Cash and cash equivalents at beginning of year		**85,162**	87,086
Effect of changes in foreign exchange rates		**(2,786)**	(164)
Cash and cash equivalents at end of year	(19)	**207,941**	85,162

1 Principal Accounting Policies

The principal accounting policies, which have been adopted by the Group in preparing these financial statements and which conform with accounting principles generally accepted in Hong Kong, are as follows:

(a) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31st March each year and also incorporate the Group's interests in associated companies on the basis set out in note (1)(c) below.

Results of subsidiaries and associated companies acquired or disposed of during the year are included in the consolidated profit and loss account as from their respective dates of acquisition or up to the dates of disposal as the case may be.

(b) Subsidiaries

A subsidiary is a company in which the Company, directly or indirectly, holds more than 50% of its issued equity share capital or controls more than half of its voting power, or where the Company controls the composition of its board of directors. Investments in subsidiaries are carried in the Company's balance sheet at cost less provision, if necessary, for any permanent diminution in value.

(c) Associated company

An associated company is a company, other than a subsidiary, in which the Group has a long-term equity interest of over 20% and over which the Group is in a position to exercise significant influence over its management, including participation in commercial and financial policy decisions.

The consolidated profit and loss account includes the Group's share of the post-acquisition results of its associated company for the year. In the consolidated balance sheet, investment in associated company is stated at the Group's share of its net assets.

The result of associated company is accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, investment in associated company is stated at cost less provision, if necessary, for any permanent diminution in value.



Principal Accounting Policies (continued)

(d) Fixed assets and depreciation

(i) Properties held as fixed assets

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length. Such properties are revalued on an open market value basis by independent valuers at least once every three years and, during each of the intervening years, by the Directors in consultation with qualified personnel. Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance of this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance on the investment property revaluation reserve is charged to the profit and loss account. On subsequent disposal of a revalued asset, the attributable revaluation surplus is transferred to the profit and loss account.

No depreciation is provided on investment properties with an unexpired lease term of over 20 years. When the unexpired lease term of an investment property is 20 years or less, depreciation is provided on the then carrying value over the remaining term of the lease.

Properties other than investment properties which are held for own use are stated at their revalued amount, being the open market value at the date of revaluation, less any subsequent accumulated depreciation. Such properties are revalued on an open market value basis by independent valuers or by the Directors whenever the carrying values differ significantly from their market values. Any surplus arising on revaluation of such properties is credited to the revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense, then it is recognized as income. A decrease in net carrying amount arising on revaluation of an asset is charged to the profit and loss account to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that asset. On the subsequent disposal of a revalued asset, the attributable revaluation surplus is transferred to retained profits.

No amortization is provided on freehold land. Amortization is provided on leasehold land over the remaining term of the respective leases. Depreciation is provided on the cost of the buildings on a straight-line basis over their respective estimated useful lives of 20 to 50 years or the remaining terms of the respective leases, whichever the shorter.

1 Principal Accounting Policies (continued)

(d) Fixed assets and depreciation (continued)

(ii) Other fixed assets

Other fixed assets are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed assets, the expenditure is capitalized as an additional cost of the fixed assets.

Assets held for leasing are depreciated over the shorter of the term of the leases or at an annual rate of 20% on the cost of the assets.

Depreciation is provided on the cost of other fixed assets over their estimated useful lives after taking into account their estimated residual value, on a reducing balance basis, at the following rates per annum:–

	Initial charge upon purchase	Annual charge
Computer equipment	20%	40%
Others	20%	20%

Where the recoverable amounts of fixed assets have declined below their carrying amounts, the carrying amounts are written down to their recoverable amounts. In determining the recoverable amounts of fixed assets, expected future cash flows have not been discounted to their present values.

When assets are sold or retired, their costs and accumulated depreciation are removed from the financial statements. Net gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in the profit and loss account.

(e) Properties for sale

Properties for sale are stated at the lower of cost and net realizable value. Cost includes cost of acquisition and other direct expenses. Net realizable value is determined by directors' estimates, based on prevailing marketing conditions.

1 Principal Accounting Policies (continued)

(f) Stocks and jobs-in-progress

Stocks representing finished goods are stated at the lower of cost and net realizable value. Cost is determined on the weighted average basis. Net realizable value represents the expected selling price less costs to be incurred in selling and distribution. Long-term jobs-in-progress are stated at cost plus estimated attributable profits, less foreseeable losses and progress payments received and receivable. Short-term jobs-in-progress are stated at cost less provision for anticipated losses. Cost comprises cost of materials, direct labour, sub-contracting charges and other attributable expenses.

The estimated attributable profits of long-term jobs-in-progress are recognized on the basis of work done when the contracts have progressed to the point where an outcome can prudently be foreseen. Anticipated losses are fully provided for when they are identified.

(g) Listed securities

Listed securities held for resale are stated at the lower of cost and market value.

(h) Goodwill on consolidation

Goodwill which represents the excess of purchase consideration over the fair value ascribed to the separable net assets at the date of acquisition of subsidiaries and associated companies, is first written off to capital reserve immediately on acquisition and thereafter to retained profits. Negative goodwill, which represents the excess of the fair value ascribed to the separable net assets at the date of acquisition over the purchase consideration is credited to reserves in the year of acquisition.

(i) Revenue recognition

Income from the sale of goods is recognized at the time when the goods are delivered or title to the goods has passed to the customers. Revenue is arrived at after deduction of any sales returns and discounts.

Income from rendering of services is recognized at the time when services are rendered. Receipts in advance of provision of services are included in deferred income.

Income from short-term jobs is recognized on a completion basis whereas income from long-term jobs is recognized according to the stages of completion.

Dividend income from investments is recognized when the shareholders' rights to receive payment have been established.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rates applicable.

1 Principal Accounting Policies (continued)

(i) Revenue recognition (continued)

Income from sale of listed securities is recognized when the transaction is completed.

Rental income and other earnings under operating leases are recognized on an accrual basis over the terms of the respective leases.

Income from property trading is recognized when a sale is completed and title to properties passed to the purchaser.

(j) Operating leases

Leases where substantially all the rewards and risks of ownership of the assets remain with the lessors are accounted for as operating leases. Rental payments on assets leased by the Group and rental income on fixed assets of the Group leased to third parties are dealt with in the profit and loss account on a straight-line basis over the terms of the respective leases.

(k) Foreign currency translation

The accounting records of the Company and its subsidiaries and associated company, except those operating overseas, are maintained in Hong Kong dollars. Transactions denominated in foreign currencies during the year are translated into Hong Kong dollars at the rates of exchange ruling at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated into Hong Kong dollars at the approximate rates of exchange ruling at the balance sheet date. Profits and losses arising on translation are dealt with in the profit and loss account.

On consolidation, the financial statements of overseas subsidiaries are translated at the rates ruling at the balance sheet date. All exchange differences arising on consolidation are dealt with in the exchange fluctuation reserve.

(l) Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognized in the financial statements. The tax effect of timing differences, computed under the liability method, is recognized as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallize in the foreseeable future.

2 Turnover

	1998 HK$'000	1997 HK$'000
Turnover represents the aggregate income arising from:–		
Sales of computer and office equipment	**644,861**	672,449
Telecommunication and paging services	**567,115**	516,469
Technical and maintenance services	**73,645**	75,504
Sale of properties	**13,600**	17,999
Deposits with banks	**8,728**	4,930
Leasing of equipments	**1,966**	5,165
Renting of premises	**638**	430
Investments and disposal of listed securities	**74,262**	5,336
	1,384,815	1,298,282

3 Operating Profit Before Exceptional Items

	1998 HK$'000	1997 HK$'000
Operating profit is arrived at after charging:		
Interest on bank loans and overdrafts and *other loans wholly repayable within 5 years*	**750**	1,055
Depreciation on fixed assets	**15,112**	15,306
Directors' emoluments		
Fees	**240**	240
Salaries, allowances and benefits in kind	**1,361**	909
Contribution to retirement scheme	**54**	26
Bonus	**–**	–
Auditors' remuneration	**1,239**	1,182
Operating lease payments in respect of renting of premises	**54,881**	49,121
Loss on disposal of fixed assets	**678**	649
Exchange loss	**953**	–
and crediting:		
Profit on sale of properties	**9,093**	12,587
Net rental income from properties	**636**	320
Net earnings from leasing of assets other than properties	**771**	1,671
Interest income	**8,728**	4,930
Dividend from listed securities	**122**	4
Exchange gain	**–**	2,238

4 Exceptional Items

	1998 HK$'000	1997 HK$'000
Deficit on revaluation of properties	**(4,254)**	(738)
Exchange loss on devaluation of foreign currencies	**(26,729)**	–
	(30,983)	(738)

5 Taxation

	1998 HK$'000	1997 HK$'000
Current taxation		
Company and subsidiaries		
Hong Kong	**11,160**	13,251
Overseas	**30**	4,419
Associated company		
Hong Kong	**294**	218
Deferred taxation		
Company and subsidiaries		
Hong Kong	**1,095**	–
	12,579	17,888

Provision for Hong Kong profits tax is calculated at the rate of 16.5% (1997 – 16.5%) on the estimated assessable profits less available tax relief for losses brought forward of each company comprising the Group.

Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits of the individual companies concerned.

6 Profit Attributable to Shareholders

Profit attributable to shareholders dealt with in the profit and loss account of the Company amounted to HK$37,823,000 (1997 – HK$5,927,000).

7 Dividends

	1998 HK$'000	1997 HK$'000
Interim dividend paid HK$0.01 per share on 828,217,558 shares (1997 – HK$0.02 per share on 691,505,330 shares)	**8,282**	13,830
Proposed final dividend HK$0.03 per share on 828,217,558 shares (1997 – HK$0.03 per share on 691,866,128 shares)	**24,847**	20,756
Additional dividend	**18**	51
	33,147	34,637

The amount of final dividend payable for the year ended 31st March, 1998 has been computed on the assumption that no share option holder will subscribe for shares prior to the record date for payment of dividend. Dividend payable will be increased by approximately HK$1,751,000 if all grantees of share options holders should exercise their rights to subscribe for shares before the closing of register of members for the current year's final dividend.

Additional dividend represents the final dividend for the year ended March 31, 1997 paid on shares allotted subsequent to that date but before the closing of the members' register for such dividend.

8 Earnings Per Share

The calculation of earnings per share is based on the Group's net profit for the year of HK$45,218,000 (1997 – HK$81,160,000) and on the weighted average number of 760,712,007 shares (1997 – 663,234,487 shares) in issue during the year. Exercise of outstanding share options granted would not result in a significant dilution of the earnings per share.



9 Fixed Assets

	Investment properties			Other properties							Furniture, fixtures, office equipment and motor vehicles		
	Hong Kong under medium-term lease	PRC under long-term lease	PRC under medium-term lease	Hong Kong under medium-term lease	Overseas freehold	Overseas under medium-term lease	PRC under long-term lease	PRC under medium-term lease	Transmitters and telecommunication equipment	Plant, machinery, tools and equipment	for own use	for lease	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
The Group													
At cost or valuation													
At 1st April, 1997	-	10,780	-	-	16,020	1,221	-	-	39,505	22,553	34,439	3,931	128,449
Additions	9,803	-	-	2,716	-	-	2,755	-	1,008	6,435	7,878	220	30,815
Disposals	-	-	-	-	-	-	-	-	-	(686)	(1,927)	(2,013)	(4,626)
Reclassification	-	(10,780)	8,075	-	-	-	-	2,705	-	-	-	-	-
Surplus/(Deficit) on revaluation	(3,103)	-	(375)	(1,066)	(2,380)	292	(235)	(155)	-	-	-	-	(7,022)
Exchange adjustments	-	-	-	-	(4,568)	(875)	-	-	-	(171)	(3,004)	(42)	(8,660)
At 31st March, 1998	6,700	-	7,700	1,650	9,072	638	2,520	2,550	40,513	28,131	37,386	2,096	138,956
Accumulated depreciation													
At 1st April, 1997	-	-	-	-	-	-	-	-	24,442	15,981	22,696	2,028	65,147
Charge for the year	-	-	-	18	299	120	45	84	3,266	5,241	4,666	1,373	15,112
Eliminated upon disposal	-	-	-	-	-	-	-	-	-	(292)	(1,432)	(1,911)	(3,635)
Eliminated on revaluation	-	-	-	(18)	(299)	(120)	(45)	(84)	-	-	-	-	(566)
Exchange adjustment	-	-	-	-	-	-	-	-	-	(128)	(1,675)	(27)	(1,830)
At 31st March, 1998	-	-	-	-	-	-	-	-	27,708	20,802	24,255	1,463	74,228
Net book value													
At 31st March, 1998	6,700	-	7,700	1,650	9,072	638	2,520	2,550	12,805	7,329	13,131	633	64,728
At 31st March, 1997	-	10,780	-	-	16,020	1,221	-	-	15,063	6,572	11,743	1,903	63,302

The Group

An analysis of the cost and valuation of the Group's fixed assets at 31st March, 1998 is as follows:-

	Investment properties			Other properties							Furniture, fixtures, office equipment and motor vehicles		
	Hong Kong under medium-term lease	PRC under long-term lease	PRC under medium-term lease	Hong Kong under medium-term lease	Overseas freehold	Overseas under medium-term lease	PRC under long-term lease	PRC under medium-term lease	Transmitters and telecommunication equipment	Plant, machinery, tools and equipment	for own use	for lease	Total
At cost	-	-	-	-	-	-	-	-	40,513	28,131	37,386	2,096	108,126
At 1998 professional valuation	6,700	-	7,700	1,650	9,072	638	2,520	2,550	-	-	-	-	30,830
	6,700	-	7,700	1,650	9,072	638	2,520	2,550	40,513	28,131	37,386	2,096	138,956

Notes:

(a) Investment properties were revalued on 31st March, 1998 by C. Y. Leung & Company Limited, international surveyors, real estates agency, valuers and auctioneers ("C. Y. Leung & Company"), on an open market value basis.

(b) Other properties overseas were revalued on 31st March, 1998 by Messrs Brooke Hillier Parker, chartered surveyors and international property consultants, on an open market value basis. Other properties in Hong Kong and The People's Republic of China ("PRC") were revalued on 31st March, 1998 by C. Y. Leung & Company on an open market value basis. Had these properties been carried at cost less accumulated depreciation, the carrying amount as at 31st March, 1998 would have been HK$18,494,000 (1997 – HK$15,328,000).

(c) Gross rental income derived from investment properties during the year amounted to HK$146,000 (1997 – HK$22,000).

10 Interest in subsidiaries

	The Company	
	1998	1997
	HK$'000	*HK$'000*
Unlisted shares, at cost less provision	**106,258**	106,930
Amounts due from subsidiaries less provision	**208,009**	220,391
Amounts due to subsidiaries	**(104,446)**	(151,784)
	209,821	175,537

Particulars regarding the principal subsidiaries of the Group are set out on page 42.

The Directors are of the opinion that a complete list of the particulars of all subsidiaries would be of excessive length and therefore, the subsidiaries as set out are those that principally affect the results or assets of the Group.

11 Interest in associated company

	The Group	
	1998	1997
	HK$'000	*HK$'000*
Share of net assets	**7,753**	6,912

The carrying value of the investment in associated company represents the Group's 41% interest in United O. A. Limited, a private limited liability company incorporated in Hong Kong, the principal activities of which are trading.

12 Current Assets

	The Group		The Company	
	1998	1997	**1998**	1997
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Jobs-in-progress	**293**	309	**–**	–
Less: Receipts on account	**(819)**	(552)	**–**	–
	(526)	(243)	**–**	–
Stocks	**129,201**	197,432	**–**	–
Properties for resale	**2,182**	6,512	**–**	–
Tax prepaid	**–**	–	**225**	206
Amount due from fellow subsidiaries	**–**	837	**–**	–
Fixed assets of discontinued operation	**–**	294	**–**	–
Debtors, deposits and prepayments	**177,776**	242,102	**986**	1,813
Listed securities *(note)*				
– Hong Kong	**13,002**	15,062	**–**	369
– Foreign	**1,393**	105	**–**	–
Unlisted securities	**–**	5,000	**–**	5,000
Cash and bank balances	**207,941**	89,367	**130,004**	61,888
	530,969	556,468	**131,215**	69,276

Note:

	The Group		The Company	
	1998	1997	**1998**	1997
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Market value of listed securities				
– Hong Kong	**13,039**	15,062	**–**	369
– Foreign	**1,393**	105	**–**	–

13 Current Liabilities

	The Group		The Company	
	1998	1997	**1998**	1997
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Dividends proposed	**24,847**	20,756	**24,847**	20,756
Provision for taxation	**1,034**	8,588	**–**	–
Amount due to ultimate holding company	**1,549**	1,921	**1,549**	1,921
Bills and trust receipts payable	**2,385**	51,245	**–**	–
Creditors, deposits and accruals	**127,309**	197,247	**2,304**	3,053
Deferred income	**36,604**	28,237	**–**	–
Unsecured short-term bank loans and overdrafts	**–**	4,205	**–**	412
	193,728	312,199	**28,700**	26,142

14 Deferred Taxation

	1998 HK$'000	1997 HK$'000
Charge for the year provided at current rate	**1,129**	–
Effect of change in tax rate from 16.5% to 16%	**(34)**	–
	1,095	–

At the balance sheet date, the major components of potential deferred tax assets not accounted for in the financial statements are as follows:

	1998 HK$'000	1997 HK$'000
Excess of depreciation over tax allowances	**2,806**	1,230
Unutilized tax losses	**41,922**	48,328
Other timing differences	**516**	602
	45,244	50,160
Effect of change in tax rate from 16.5% to 16%	**(1,240)**	–
	44,004	50,160

Deferred tax has not been accounted for on the valuation surplus or deficit arising on the valuation of properties as profits or losses arising on the disposal of these assets would not be subject to taxation. Accordingly, the valuation does not constitute a timing difference for tax purposes.

The potential deferred tax assets attributable to unutilized tax losses at 31st March, 1998 of foreign subsidiaries will expire in the following years:

	1998 HK$'000	1997 HK$'000
1998	**–**	6,737
2002	**9**	11
2003	**11**	11
2005	**11**	–

15 Share Capital

	Number of ordinary shares of HK$0.1 each '000	Nominal value HK$'000
Authorized:	900,000	90,000
Issued and fully paid:		
Balance at beginning of year	691,866	69,187
Issue of new shares	135,627	13,563
Issue upon exercise of share options	600	60
Issue of shares in lieu of cash dividends	125	12
Balance at end of year	828,218	82,822

Notes:

(a) Issued share capital

On 29th September, 1997, 135,626,666 shares of HK$0.1 each were issued at HK$0.658 per share yielding a total consideration of approximately HK$89,242,000 for the purpose of providing additional working capital to the Company and its subsidiaries.

During the year, 600,000 shares were issued pursuant to the exercise of options granted to employees under the Share Option Scheme at a subscription price of HK$0.4 per share yielding a net total consideration of HK$240,000. In addition, a total number of 124,764 shares were issued in lieu of cash dividends payable to the shareholders at HK$0.94 per share yielding a total consideration of approximately HK$117,000.

(b) Share option scheme

A Share Option Scheme for the benefit of the full-time employees of the Company and its subsidiaries was approved and adopted in 1991 under which the directors may invite full-time employees, including executive directors, to take up options to subscribe for an aggregate of not more than 10% of the total number of shares in issue at a subscription price of not less than 80% of the average last dealt prices of the Company's shares on the five business days last preceding the offer date or the nominal value of the Company's shares, whichever is the greater. No option may be exercised earlier than six months or later than three and a half years after it has been granted and no option may be granted after 6th October, 2001 and to any one person when if exercised in full by that person would result in the total number of shares issued to that person exceeding 25% of the aggregate number of the shares in respect of which options are granted.

Particulars of the share options exercised during the year are as follows:

Price per share to be paid on exercise of option	Number of share options: Outstanding at beginning of year	Granted during the year	Exercised during the year	Cancelled	Outstanding at end of year
HK$0.4	3,000,000	–	600,000	1,300,000	1,100,000
HK$0.3376	–	48,200,000	–	–	48,200,000
HK$0.392	–	9,076,000	–	–	9,076,000

The consideration payable by each of the grantee for the options granted during the year was HK$1. Exercise of these options in full would, under the present capital structure of the Company, result in the issue of 58,376,000 additional shares of HK$0.1 each and the receipt by the Company of approximately HK$20,270,000 in cash.

16 Reserves

	Share premium HK$'000	Capital reserve HK$'000	Property revaluation reserves: Investment properties HK$'000	Property revaluation reserves: Other properties HK$'000	Exchange fluctuation reserve HK$'000	Retained profits HK$'000	Total HK$'000
The Group							
Balance at beginning of year	158,673	171	412	2,316	4,462	78,938	244,972
Issue of new shares	75,964	–	–	–	–	–	75,964
Share issue expenses	(610)	–	–	–	–	–	(610)
Deficit on revaluation of properties	–	–	(412)	(1,790)	–	–	(2,202)
Deficit on translation of financial statements of foreign subsidiaries	–	–	–	–	(4,606)	–	(4,606)
Profit for the year retained	–	–	–	–	–	12,071	12,071
Balance at end of year	234,027	171	–	526	(144)	91,009	325,589

Reserves of the Group at the balance sheet date includes the Group's share of the post-acquisition profit retained in the associated company amounting to HK$1,603,000 (1997 – HK$762,000).

	Share premium HK$'000	Contributed surplus HK$'000	Retained profits/ (Accumulated losses) HK$'000	Total HK$'000
The Company				
Balance at beginning of year	140,613	31,144	(22,273)	149,484
Issue of new shares	75,964	–	–	75,964
Share issue expenses	(610)	–	–	(610)
Profit for the year	–	–	37,823	37,823
Dividends *(note 7)*	–	(24,865)	(8,282)	(33,147)
Balance at end of year	215,967	6,279	7,268	229,514

Contributed surplus represents the difference between the value of net assets of subsidiaries acquired and the nominal amount of the Company's shares issued for their acquisition. Under the Companies Act of 1981 of Bermuda (as amended), the contributed surplus of the Company is distributable to shareholders.

17 Reconciliation of Profit Before Taxation to Net Cash Inflow From Operating Activities

	1998 HK$'000	1997 HK$'000
Profit before taxation	**57,797**	99,048
Share of profit of an associated company	**(1,944)**	(1,322)
Interest income	**(8,728)**	(5,629)
Interest expenses	**750**	1,055
Dividend income	**(122)**	(4)
	(10,044)	(5,900)
Operating profit before interest, dividend and taxation	**47,753**	93,148
Depreciation	**15,112**	15,306
Exchange loss on devaluation of foreign currencies	**26,729**	–
Deficit on revaluation of properties	**4,254**	738
Loss on disposal of fixed assets	**678**	649
Loss on disposal of a subsidiary	**14**	–
Loss on disposal of listed securities	**2,085**	984
Fixed assets disposed of/written off for discontinued operations	**38**	6,821
Decrease in properties for sale	**4,330**	5,045
Decrease/(increase) in stocks and jobs-in-progress	**49,896**	(33,078)
Decrease/(increase) in amount due from fellow subsidiaries	**837**	(837)
Decrease/(increase) in debtors, deposits and prepayments	**48,391**	(89,065)
(Decrease)/increase in bills and trust receipts payable	**(45,925)**	45,161
(Decrease)/increase in creditors, deposits and accruals	**(60,005)**	53,870
Increase in deferred income	**8,367**	44
Exchange difference	**(682)**	1,678
	54,119	7,316
Net cash inflow from operating activities	**101,872**	100,464

18 Analysis of Changes in Financing During the Year

	Share capital and premium	Minority interests	Amount due to ultimate holding company	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Financing at beginning of year	227,860	324	1,921	230,105
Net cash inflow/(outflow) from financing	88,872	–	(372)	88,500
Issue of shares in lieu of dividends	117	–	–	117
Effect of changes in exchange rates	–	(108)	–	(108)
Financing at end of year	316,849	216	1,549	318,614

19 Analysis of the Balances of Cash and Cash Equivalents

	1998	1997
	HK$'000	*HK$'000*
Cash and bank balances	**207,941**	89,367
Bank loans and overdrafts	–	(4,205)
	207,941	85,162

Cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advance.

20 Emoluments of Directors and Senior Management

Details of the emoluments paid to the Directors of the Group are set out in note(3).

Except for the directors' fee of HK$240,000 (1997 – HK$240,000), no emoluments were paid to the Non-Executive Directors during the two years ended 31st March, 1998.

The emoluments of the Directors fall within the following bands:

Bands	**Number of individuals** 1998	1997
HK$0 – HK$1,000,000	**9**	8
HK$1,000,001 – HK$1,500,000	**1**	–

Of the five highest paid individuals, one (1997 – one) is a Director whose emoluments is disclosed above.

20 Emoluments of Directors and Senior Management (continued)

The total emoluments of the other four (1997 – four) individuals whose emoluments were the highest for the year were as follows:

	1998 HK$'000	1997 HK$'000
Salaries, allowances and benefits in kind	**3,335**	3,155
Contributions to retirement schemes	**174**	151
Benefits from share options exercised	**246**	759
Bonus	**210**	–
	3,965	4,065

Emoluments of the four (1997 – four) highest paid individuals fall within the following bands:

Bands	**Number of individuals** 1998	 1997
HK$0 – HK$1,000,000	**2**	1
HK$1,000,001 – HK$1,500,000	**2**	3

21 Distributable Reserves

As at 31st March, 1998, the Company's reserves available for distribution to shareholders amounted to HK$13,547,000 (1997 – HK$31,144,000).

22 Charges on Assets

As at the balance sheet date, the Group's properties with an aggregate carrying value of HK$5,300,000 (1997– HK$14,190,000) were pledged to secure the general banking facilities granted to the Group.

23 Commitments and Contingent Liabilities

As at the balance sheet date,

(a) the Company had contingent liabilities in respect of:

(i) guarantees issued by the Company for banking facilities extended to its subsidiaries amounting to HK$26,072,000 (1997 – HK$144,120,000).

(ii) other guarantees for performance under contracts of a subsidiary amounting to HK$2,000,000 (1997 – HK$2,000,000).

23 Commitments and Contingent Liabilities (continued)

(b) annual commitments under non-cancellable operating leases payable within the next year in respect of renting of premises which expire:

	The Group		The Company	
	1998	1997	1998	1997
	HK$'000	HK$'000	HK$'000	HK$'000
Within one year	**10,115**	10,778	**42**	1,797
In the second to fifth year inclusive	**30,819**	23,972	**2,890**	126
	40,934	34,750	**2,932**	1,923

(c) capital commitments for the acquisition of fixed assets by the Group:

	1998	1997
	HK$'000	HK$'000
Authorized but not contracted for	**24**	1,598
Authorized and contracted for	**83**	1,770
	107	3,368

24 Related Parties Transactions

Details of the material related party transactions are as follows:

(a) On 28th March, 1997, the Company entered into a management agreement with a fellow subsidiary, Chevalier (HK) Limited ("CHKL"), for the provision of company secretarial, accounting, electronic data processing, personnel and property management services by CHKL to the Group in respect of the year ended 31st March, 1998 at a management fee calculated at the rate of 0.5% of the annual turnover of the Group excluding those of its overseas subsidiaries. Management fees paid to CHKL under this agreement amounted to approximately HK$6,433,000 (1997 – HK$6,297,000) for the year ended 31st March, 1998. The management agreement had been renewed for a further term of one year.

(b) During the year, the Group paid rentals amounting to approximately HK$8,125,000 (1997 – HK$8,666,000) and HK$14,243,000 (1997 – HK$17,695,000) respectively to a fellow subsidiary and affiliated companies which were also the Group's fellow subsidiaries before October 1997 for premises occupied by and services provided to the Group.

(c) During the year, the Group paid delivery charges amounting to approximately HK$3,696,000 (1997 – HK$3,040,000) to a fellow subsidiary for services provided to the Group.

25 Comparative Figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

26 Ultimate Holding Company

The directors consider that the Company's ultimate holding company is Chevalier International Holdings Limited, a public limited liability company incorporated in Bermuda and listed in Hong Kong.

PRINCIPAL SUBSIDIARIES

Name of Company	Place or country of incorporation/ operation	Class of shares	Issued and paid up capital	No. of shares	Effective percentage of issued share capital held	Principal activities
Directly held by the Company						
Chevalier (OA) Holdings Limited	Hong Kong	Ordinary	HK$31,600,000	316,000,000	100	Investment holding
Chevalier OA (S) Pte. Limited	Singapore	Ordinary	S$500,000	500,000	100	Trading
Chevalier OA (Thailand) Company Limited*	Thailand	Ordinary Preference	BAHT3,980,000 BAHT1,020,000	39,800 10,200	100 47	Trading
Chevalier Technologies (Malaysia) Sdn. Bhd.	Malaysia	Ordinary	RM2	2	100	Trading
Chevalier Telecom (Thailand) Company Limited	Thailand	Ordinary	BAHT5,000,000	50,000	100	Trading
Sup Aswin Limited	Thailand	Ordinary	BAHT15,000,000	150,000	100	Property investment
Indirectly held by subsidiary						
Chevalier (Business Machines) Limited	Hong Kong	Ordinary	HK$2	2	100	Trading
Chevalier (Computer) Limited	Hong Kong	Ordinary	HK$100,000	100,000	100	Trading
Chevalier (Internet) Limited	Hong Kong	Ordinary	HK$2	2	100	Provision of internet services
Chevalier OA (China) Limited	Hong Kong	Ordinary	HK$2	2	100	Trading
Chevalier OA (Indochine) Limited	Hong Kong	Ordinary	HK$2	2	100	Trading
Chevalier (OA) Limited	Hong Kong	Ordinary	HK$100,000	100,000	100	Trading
Chevalier (OA) Services Limited	Hong Kong	Ordinary	HK$2	2	100	Maintenance services
Chevalier Office Automation Services (Shenzhen) Company Limited	The People's Republic of China	Not applicable	HK$1,800,000	Not applicable	100	Provision of maintenance services
Chevalier (Paging Services) Limited	Hong Kong	Ordinary	HK$2	2	100	Paging services
Chevalier (Satellink) Limited	Hong Kong	Ordinary	HK$2	2	100	Installation of satellite antennae
Chevalier Shop Limited	Hong Kong	Ordinary	HK$2	2	100	Trading
Chevalier (TelePoint) Limited	Hong Kong	Ordinary	HK$200,000,000	200,000,000	100	Trading and telecommunication services
Lucky Fine Limited	Hong Kong	Ordinary	HK$2	2	100	Property investment and share dealing

* Every four preference shares of this company carry one vote and all such shares have no right to participate in the distribution of surplus assets in case of winding-up or profits in excess of 10% for any one financial year.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22/F., Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Wednesday, 23rd September, 1998 at 10:00 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 1998.

2. To declare a final dividend.

3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.

4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And As Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:

5. "**THAT** the authorized share capital of the Company be and is hereby increased from HK$90,000,000 to HK$120,000,000 by the creation of an additional 300,000,000 new shares of HK$0.1 each to rank pari passu with the existing shares in all respects."

6. "**THAT**:

   (a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, warrants and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements, warrants and options which might require the exercise of such powers after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of rights of subscription or conversion under the terms of any warrant or other securities issued by the Company carrying a right to subscribe for shares of the Company or (iii) the exercise of subscription rights under any share option scheme of the Company or (iv) an issue of shares as scrip dividends pursuant to the Bye-Laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

   (d) for the purposes of this Resolution and the Resolution 7:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

7. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 6(d) above) all powers of the Company to repurchase its shares in the capital of the Company and warrants to subscribe for shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

8. "**THAT** the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 6 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 7, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

By Order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 21st August, 1998

Notes:

(a) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED of Room 4401, 44th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) The Register of Members of the Company will be closed from Thursday, 17th September, 1998 to Wednesday, 23rd September, 1998, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED not later than 4:00 p.m. on Wednesday, 16th September, 1998.